As filed with the Securities and Exchange Commission on August 12, 2004

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHIWANA, INC.

(Name of Small Business Issuer in its Charter)

Delaware	7372	38-3692822
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1320 Tower Road

Schaumburg, IL 60173

Phone: 847-598-3750

(Address and telephone number of principal executive offices and principal place of business)

Tim R. Sensenig	Jay L. Panzarella, Esq.
Shiwana, Inc.	Klett Rooney Lieber & Schorling
1320 Tower Road	One Oxford Centre
Schaumburg, IL 60173	Pittsburgh, PA 15219
Phone: 847-598-3750	Phone: 412-392-2002
Fax: 847-598-3704	Fax: 412-392-2128
(Agent for Service)	(Counsel to Registrant)

Approximate date of proposed sale to the public: As soon as practicable, and from time to time, after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: ☐

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CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (4)	Proposed Maximum Aggregate Offering Price (5)	Amount of Registration Fee
Common Stock included by the Company pursuant to this offering (1)	712,770	$1.80	$1,282,986	$162.55
Common Stock held by Selling Shareholders subject to this registration statement (2)	8,571,105	$1.80	$15,427,989	$1,954.73
Common Stock Issuable on exercise of options (3)	1,781,926	$1.80	$3,207,466.80	$406.39
Totals	11,065,801	—	$19,918,441.80	$2,523.67

(1)	These Shares are the “New Distribution Shares” referred to below. These Shares represent the Shares with respect to which the Company will receive proceeds from the sale of such Shares. The Company will not receive proceeds from the sale of any “Current Holder Shares” (as defined below). See also “Plan of Distribution” in Section 17.

(2)	This amount includes all shares of Common Stock issued to the Company’s shareholders who may sale or distribute Shares which are subject to this registration statement. See “Plan of Distribution” in Section 17.

(3)	The number of shares being registered represents our good faith estimate of the maximum number of shares which we may issue upon exercise of common stock pursuant to options to purchase Common Stock. The actual number of shares of Common Stock received upon exercise of options may vary from this number. In addition the amount of shares to be registered under this registration statement includes an indeterminate number of shares issuable pursuant to the options, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 under the Securities Act of 1933.

(4)	Estimated solely for the purpose of calculating the registration fee under Rule 457(c) or (g) under the Securities Act of 1933 based on the per share book value of the registrant as of June 30, 2004. No market currently exists for the Shares.

(5)	Estimated solely for the purpose of calculating the registration fee under Rule 457(c) or (g) under the Securities Act of 1933 based on the per share book value of the registrant as of June 30, 2004. No market currently exists for the Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

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PROSPECTUS

SHARES OF COMMON STOCK

OF

SHIWANA, INC.

As used in this prospectus (this “Prospectus”), the terms “we”, “us”, “our”, “Shiwana” and “the Company” means Shiwana, Inc., a Delaware company and the term “Common Stock” means our common stock, $.01 par value per share.

This Prospectus relates to the registration, distribution and sale of Common Stock of Shiwana, Inc. (the “Shares”) consisting of:

(i)	up to 8,571,105 Shares currently held by certain selling shareholders (the “Selling Shareholders”); plus

(ii)	up to 712,770 Shares which may be issued by the Company in this Offering (the “New Distribution Shares”); plus

(iii)	up to 1,781,926 Shares which may be issued by the Company pursuant to options to acquire Shares (the “Optionholder Shares” which, together with other Shares held by any Selling Shareholder hereinafter referred to as the “Current Holder Shares”).

This is our initial public offering (this “Offering”). No market currently exists for our Shares. The Company is registering these Shares with the Securities and Exchange Commission (“SEC”) using a “Shelf” registration process which will allow the sales of Current Holder Shares over a period of time in varying amounts as described under “Plan of Distribution” in Section 17 of this Prospectus.

We will receive no proceeds from the sale of any Shares made by any Selling Shareholders. We will receive proceeds from the Selling Shareholders who exercise options. However, the holders of those options are under no obligation to exercise any options. We will also receive proceeds from the sale of any New Distribution Shares pursuant to this Offering.

There is no minimum number of Shares that we have to sell pursuant to this Offering. There will be no escrow account established for proceeds of the sale of New Distribution Shares. All consideration received from the Offering of the New Distribution Shares by the Company will be immediately used by us and there will be no refunds. The Company may also issue New Distribution Shares in exchange for non-cash consideration or in connection with business acquisitions.

We have arbitrarily set the offering price for our Shares, and the offering price does not bear any relationship to our assets, book value, net worth, earnings, results of operations or other established valuation criteria. We plan to list our Shares on the OTC Bulletin Board (“OTCBB”). The Company does not yet have a ticker symbol. Ticker symbols are assigned by NASDAQ upon acceptance of a listing for the OTCBB.

The Company does not anticipate engaging any underwriter to assist in the distribution of the Shares at this time. The Company anticipates that all offers, sales and other distributions of the New Distribution Shares will be by or through the Company’s officers or other representatives, without special compensation or commission with respect to any such sales or distributions of such New Distribution Shares. However, the Company reserves the right to engage an underwriter at some future date and upon compliance with any disclosure obligations associated therewith.

Investing in our Common Stock involves risks. See “Risk Factors” in Section 2 for factors to be considered before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete. No one is allowed to distribute the Common Stock offered by this Prospectus until the registration statement that we have filed with the SEC becomes effective. This Prospectus is not an offer to sell our Common Stock – and does not solicit offers to buy – in any state where the offer or sale is not permitted.

The date of this Prospectus is August 13, 2004, subject to completion.

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1. PROSPECTUS SUMMARY

This summary highlights important information about our business and this Offering. Because it is a summary, it does not contain all the information you should consider before investing in our Shares. You should read the following summary together with the entire Prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this Prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

1.1	SUMMARY OF THE COMPANY’S BUSINESS. Shiwana provides Sales Execution solutions and related services that help businesses improve their sales effectiveness, increase marketing efficiency, and increase revenues. We intend to provide comprehensive solutions, considered part of customer relationship management (“CRM”), to companies of all sizes and many diverse industries. Our Sales Execution solutions are designed to address customer challenges and offer efficiencies throughout the entire sales process. We plan to work with our customers to help them reduce the time it takes to close new orders, receive better qualified sales leads, predict more accurately when those orders will occur, and have higher levels of customer satisfaction which leads to repeat sales. Our solutions are designed to help customers more effectively manage critical operations including:

•	the interaction between marketing and sales;

•	new product introductions to existing customers;

•	sales forecasting and market analysis;

•	increased sales productivity through better qualification; and

•	customer satisfaction, support and follow-up.

We will market our service solutions in two formats. Our on-demand services will be provided on either a per-use or a subscription basis and our deliverable content will be provided as sales methodologies with a small consulting element. All solutions will be sold through our direct sales efforts and outside sales agents, complemented by a reference network. We are also considering the possibility of entering into alliances that will enable us to market our services through qualified partners. As of the date of this Prospectus, the Company has had one customer to which it provided services.

We believe the overall CRM market, which was approximately $7.1 billion in 2002 according to a July 2003 report by International Data Corporation (“IDC”), will be one of the first to benefit from on-demand application services. Outsourced on-demand services enable businesses to subscribe to a wide variety of services that are delivered on an as-needed basis with little or no implementation services required, and without the need to install and manage third-party software in-house. CRM applications are intended to enable businesses to automate sales, customer service and support and marketing. Despite the significant potential benefits that can be attained from CRM, many enterprises have failed to successfully deploy the CRM applications that they have purchased for a variety of reasons including the difficulty and relatively high cost of implementing and maintaining enterprise applications, lack of benefits to the sales organization and specifically frontline salespeople, low rates of user adoption, low confidence in the quality of the data, and lack of ubiquitous access. Citigroup/Smith Barney noted in a December 2003 survey of Chief Information Officers (“CIO”) of 100 Fortune 1000 companies and 50 Global 1000 companies that there is significant demand for CRM, and anticipated spending for CRM and Enterprise Resource Planning (“ERP”) services and applications. Of the CIOs participating in this survey, 46% consider CRM to be either a priority or a deferred project through mid-year 2004. Of this same group, 45% intend to commit funding to implementing those project which they consider to be either priority or deferred investments.

Our Sales Execution service solutions are designed to provide customers with robust Sales Execution tools on an outsourced service basis. We will help customers solve their sales process constraints by obtaining better qualified sales leads, increasing forecast accuracy and providing effective strategies for converting customer decisions into purchase orders. Our service solutions are provided either as on-demand services, where the customer is provided service administered by us on an as-needed or contract basis; or as deliverable content where we provide a specific project based solution which is then delivered to the customer for implementation. We may provide on-going consulting services for implementation of deliverable content or this may be left to the customer. We also have a set of application programming interfaces (“APIs”), that enable customers to integrate existing third-party, custom and legacy databases for use with our on-demand services.

We intend that our services be easy-to-use and provide information (not data) that salespeople need to be effective in their jobs. Users interact with our service solutions with common everyday tools to receive notification of serious buyers or an alert to customer issues. As a result, there will be minimal training on how to benefit from our solutions. Our solutions enable customers to improve Sales Execution, customer support and satisfaction, and marketing processes without making any upfront investments in software, hardware and implementation services, additional information technology (“IT”) or marketing staff.

We have designed a specific set of Sales Execution capabilities across sales, customer service, and marketing that will provide a return on investment and increase revenues of businesses of any size. We are flexible in how we plan to configure our service to meet customers’ unique requirements without the use of IT or marketing resources.

Our objective is to be the leading provider of Sales Execution service solutions to help businesses increase revenues. To achieve this objective we intend to:

•	Lead the industry transformation to Sales Execution and sales effectiveness;

•	Strengthen and extend our offerings;

•	Pursue new customers and vertical markets aggressively;

•	Provide high return on investment through increased sales; and

•	Provide high levels of customer satisfaction.

1.2	SUMMARY OF THE OFFERING

The Company	Shiwana is a Delaware corporation founded on November 25, 2003. Our executive office is located at 1320
Tower Road, Schaumburg, IL 60173 and our telephone number is 847-598-3750. Our website address is
www.shiwana.com. The information on, or that can be accessed through, our website is not part of this
Prospectus.

Capital Structure	We are authorized to issue 20,000,000 shares of Common Stock, having par value of $.01 per share. Immediately prior to the filing of this registration statement the Company had outstanding 8,571,105 shares of Common Stock and has reserved 1,781,926 shares of Common Stock for purchase upon the exercise of options.

Common Stock Outstanding	If the maximum of 712,770 New Distribution Shares are sold, there will be 9,283,875 Shares issued and outstanding.

The Offering; Shares Registered	We are registering and offering for distribution and sale 712,770 New Distribution Shares pursuant to this registration statement. Of the current Holder Shares subject to this registration statement, 8,571,105 are Shares currently held by the Selling Shareholders, and 1,781,926 Shares are Optionholder Shares which would be issuable by the Company upon the exercise of options.

Offering Price	The offering price for each share of Common Stock included in the New Distribution Shares is $1.80. However, the Company may accept non-cash consideration in exchange for New Distribution Shares. The Company anticipates that Shares will be delivered to certain persons in exchange for services, in connection with employment undertakings or pursuant to contracts for the provision of intangible property rights.

Proposed Trading Market	OTC Bulletin Board

Offering Period	The Company is registering the Current Holder Shares under a “Shelf” registration to allow the Selling Shareholders the opportunity to sell their Shares over an extended period of time.

The New Distribution Shares are being offered to the public upon effectiveness of this registration statement by the Company. Unless all of the offered Shares are sold earlier or we decide to terminate this Offering sooner, the Offering of the New Distribution Shares will end on December 31, 2004.

Determination of Offering Price	We arbitrarily determined the offering price for our Shares, and the offering price does not bear any relationship to our assets, book value, net worth, earnings, results of operations or other established valuation criteria.

Investor Suitability	A purchase of our Shares involves very high risk and should not be purchased by investors who cannot afford the loss of their entire investment.

Risk Factors	The Shares being offered are speculative and involve very high risks, including those listed in “Risk Factors”.

Net Proceeds	The Company will not receive any proceeds from the sale of any Shares by any Selling Shareholder. The Company will only receive proceeds from the sale of New Distribution Shares pursuant to this Offering and from the exercise of options. If the maximum number of 712,770 New Distribution Shares are sold for cash consideration, our net proceeds will be $1,282,986. However, the Company does not expect that all of the New Distribution Shares will be sold for cash consideration.

Use of Proceeds	We will use any proceeds received from the sale of New Distribution Shares and upon exercise of any options with respect to Shares to pay for the general operating expenses of the Company. See “Use of Proceeds” in Section 15 below.

1.3	DEFINITIONS USED IN THIS PROSPECTUS. In addition to terms defined elsewhere in this Prospectus, the following terms shall have the meanings ascribed below, or are identified to a particular section of this Prospectus where such terms are defined. The following is provided for convenience. Please note that additional terms which may not be specified below are defined elsewhere in this Prospectus.

“CRM” is defined in Section 1.1 “Summary of Company’s Business” above.

“APIs” is defined in Section 1.1 “Summary of the Company’s Business” above. APIs refer generally to the software programming interfaces which enable integration of multiple third-party database systems and related software.

“Shares” is defined in the introduction to this Prospectus and refers to the Current Holder Shares and the New Distribution Shares.

“New Distribution Shares” is defined in the introduction to this Prospectus and refers to those Shares subject to this registration statement which the Company is offering to prospective investors. The Company will receive the proceeds of any sale of New Distribution Shares.

“Optionholder Shares” is defined in the introduction to this Prospectus and refers to those Shares which are issuable by the Company upon exercise of options issued by the Company. Such Shares are subject to this registration statement. The Company will receive the proceeds of the issuance of Optionholder Shares upon exercise of the option by the holder thereof, but the Company will not receive the proceeds of any subsequent sale or distribution of Optionholder Shares by the holder of such Shares.

“Current Holder Shares” is defined in the introduction to this Prospectus and refers, collectively, to the Shares held by any Selling Shareholders and any holder of Optionholder Shares.

“Selling Shareholders” is defined in the introduction to this Prospectus and refers to any holder of Shares subject to this registration statement who subsequent sells such Shares to a third-party. The Selling Shareholders as of the date of this registration statement are specified under Section 18 “Selling Shareholders.”

“Offering” is defined in the introduction to this Prospectus and refers to the offer and sale of the New Distribution Shares by the Company. The Company will not have any involvement in the sale or distribution of any Current Holder Shares or the sale or distribution of Shares by any Selling Shareholders.

2. RISK FACTORS

A PURCHASE OF OUR SHARES IS A HIGHLY SPECULATIVE INVESTMENT WHICH INVOLVES SUBSTANTIAL RISK. YOU SHOULD NOT PURCHASE OUR SHARES UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WHICH THE COMPANY FACES. ADDITIONAL RISKS AND UNCERTAINTIES NOT KNOWN TO THE COMPANY OR THAT THE COMPANY NOW BELIEVES TO BE UNIMPORTANT COULD ALSO IMPAIR THE COMPANY’S BUSINESS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, THE COMPANY’S BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE NEGATIVELY AFFECTED. IF THIS HAPPENS, YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

2.1	RISKS ASSOCIATED WITH OUR COMPANY.

(A)	Changes in our industry may render our business plans obsolete. The CRM industry is fast paced and rapidly changing. Our plans as they exist today may not be viable in the future. Shifts in technology, business and consumer demands, acquisition of alternative systems by businesses and consumers and governmental regulations could hinder our business strategy and growth plans. Our future financial performance will depend on our ability to develop and promote our current services as well as our ability to develop and introduce new features to, and versions of, our service and introduce new services. If we are unable to keep up with changes in the CRM industry, our proposed business will fail and you will lose your entire investment.

(B)	We will face strong competition. We face intense competition from established and new companies. We may not be able to compete effectively with these companies now or in the future. In a market that we believe will likely have an increasing number of competitors, we must be able to differentiate ourselves from existing providers of similar Sales Execution solutions. We may also face competition from persons seeking to replicate our concept. Many of our potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition than we have. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or may be able to devote greater resources to the promotion and sale of their products. There can be no assurances that we will be able to overcome those disadvantages and be able to compete effectively. Our competitors may operate more successfully than we do or form alliances to acquire significant market share. In addition, competition could increase if new companies enter the market or if existing companies expand their products or services. An increase in competition could result in price reductions and loss of market share and could have a material adverse effect on our business, financial condition or results of operations. To be competitive we will need to continue to invest in research and development and sales and marketing. We may not have sufficient resources to make such investments or we may not be able to make the technological advances necessary to remain competitive.

(C)	We may be unable to effectively manage our growth. As we proceed with our operations, we expect to experience significant and rapid growth in the scope and complexity of our business. We will need to hire additional staff to market our products, manage operations, handle sales and marketing efforts and perform finance and accounting functions. This growth is likely to place a strain on our management and operational resources. If we fail to develop and implement effective systems, or hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or fail to manage growth effectively, our business will fail and you will lose your entire investment.

(D)	Unless we can establish significant sales of our Sales Execution solutions, we will have no ability to generate revenues and you will lose your investment. Our results of operations depend on the development of demand for our services, the continued growth of demand for the services we offer as well as general economic and business conditions. As of the date of this Prospectus, we have had one customer. Obtaining customers and broad market acceptance of our Sales Execution solutions is critical to our future success and our ability to generate revenues. Failure to achieve broad market acceptance of our services would significantly harm our business. There can be no assurance that we will be successful in marketing our Sales Execution solutions, and any failure to do so would significantly harm our business.

(E)	We do not have any liability, hazard or other insurance. Since our inception, we have not maintained, and presently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that the Company is unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. In the event that any action, suit and/or proceeding is brought against us and we are unable to pay a judgment subsequently rendered against us and/or defend ourselves against such action, suit and/or proceeding, our business, financial condition and operations could be negatively affected.

(F)	We may rely on other third-parties. We may become dependent on various third parties for one or more significant products or services required for our business. In the event that receipt of certain products or services by certain third parties become limited, our inability, for economic or other reasons, to continue to receive products or services from such providers, or to obtain similar products or services from additional providers, could have a material adverse effect on us. We expect to contract with third-parties for much of our research and development services, including software development, programming, and maintenance. As we introduce services that incorporate new technologies, we may be required to license technologies from others. There can be no assurance that these third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to obtain any of these licenses could result in delays, reductions in the introduction of new services, or could adversely the affect the introduction or performance of our services.

(G)	If unauthorized individuals gain access to our future customers’ data, our service may be perceived as not secure and our future customers may reduce or eliminate their use of our services. Our service will involve the storage and transmission of customers’ proprietary information, and security breaches by unauthorized individuals could expose us to a risk of loss of customer information, litigation and possible liability. If our security measures are breached, and unauthorized individuals gain access to our customers’ data, our reputation will be damaged, our business may suffer and we could incur significant liability.

(H)	If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results. We may acquire or make investments in complementary companies, services and/or technologies in the future. Since we have not made any acquisitions or investments to date, our ability to make such acquisitions or investments is unproven. Acquisitions and investments involve numerous risks. If we fail to properly evaluate and execute acquisitions or investments, we may harm our business and prospects. Even if we identify appropriate acquisition candidates, we may be unable to negotiate successfully the terms of the acquisitions, finance them, integrate the acquired business into our existing businesses and/or attract and retain customers. Completing an acquisition and integrating an acquired business may require a significant diversion of management time and resources and involves assuming new liabilities. Any acquisition also involves the risks that the assets acquired may prove less valuable than expected and/or that we may assume unknown or unexpected liabilities, costs and problems. If we make one or more significant acquisitions in which the consideration consists of our capital stock, your equity interest in our Company could be diluted, perhaps significantly. If we were to proceed with one or more significant acquisition in which the consideration included cash, we could be required to use a substantial portion of our available cash, including any remaining net proceeds of this Offering, or obtain additional financing to consummate them.

(I)	The potential market for our outsourced on-demand services is immature and volatile, and if it does not develop or develops more slowly than we expect, our business will be harmed. The market for on-demand services is new and unproven, and it is uncertain whether the market will achieve and/or sustain high demand for on-demand services. Our success will substantially depend on the willingness of entities to increase their use of on-demand services generally, and Sales Execution solutions and CRM in particular. Many entities have invested substantial effort, personnel and financial resources to integrate traditional enterprise software into their businesses, and thus may be unwilling to migrate to outsourced on-demand services. Additionally, some entities may be reluctant or unwilling to use on-demand services because they have concerns regarding the security risk or other matters. If entities fail to recognize the benefits of our services, then a market for our services may develop more slowly than expected, or not at all. Either result would materially adversely affect our business, results of operation and financial condition.

(J)

Revenues from subscriptions for our services will be recognized over the term of the subscription so that fluctuations in sales may not be immediately reflected in our operating results. We intend to recognize revenues from customer subscriptions on a monthly basis over the terms of the subscription agreements. We anticipated that our subscription agreements will typically have 12 month terms, although we may offer terms from one to six months. As a result, we anticipate that some of the revenue we report in each quarter will be deferred revenue from subscription agreements entered into during previous quarters.

Consequently, a decline in new or renewed subscriptions in any one quarter will not necessary be fully reflected in the revenue for that quarter and will negatively affect our revenue for future quarters. In addition, we may not be able to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our anticipated subscription model will also make it difficult for us to rapidly increase our revenue through additional sales in any single period, unless augmented by an increase in sales of our pay-per-use and other services, as revenue from new customers must be amortized over the applicable subscription term.

(K)	Since we have not yet implemented our subscription model, we are unable to predict the rate of customer subscription renewals and the impact such renewals (or lack thereof) may have on our revenue or operating results. We have not yet implemented our subscription model or have any subscribed customers and are thus unable to forecast with any degree of certainty, the amount of customers who may renew their subscriptions for our services after the expiration of their initial subscription period. Additionally, our potential customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our service and their ability to continue their operations and spending levels. If our prospective customers do not chose to renew their subscriptions, our potential revenue may decline and our business may suffer.

(L)	We intend to sell our services to customers outside the United States which will expose us to risks inherent in international sales. We anticipate that we will sell our services to international customers. As a result, we will be subject to risks and challenges that we would not face if we solely conducted business in the United States. These risks and challenges include:

•	difficulties and costs of managing international operations;

•	difficulties in collecting accounts receivable and longer collection periods;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences;

•	compliance with multiple conflicting and changing governmental laws and regulations; and

•	import and export restrictions and tariffs.

2.2	RISKS ASSOCIATED WITH OUR FINANCIAL POSITION

(A)	We have incurred operating losses and may continue to incur losses for the foreseeable future. We have a very limited operating history and have earned minimal revenues from operations. We were incorporated on November 25, 2003 and our net loss since inception is $2,649,347. We cannot be certain that our business strategy will be successful or that we will ever be able to be profitable. If we do become profitable, we may be unable to sustain profitability. The Company believes that it is probable that we will incur operating losses and negative cash flow for the foreseeable future. This will happen because there are substantial costs and expenses associated with the research, development and marketing of our Sales Execution solutions. Our ability to generate sufficient revenues to achieve profitability will depend on a number of factors, including:

•	the performance of our Sales Execution solutions;

•	our ability to develop and successfully market our Sales Execution solutions;

•	our pricing policies and the pricing policies of our competitors;

•	competition with more established companies;

•	the timing and magnitude of our expenditures for sales and marketing;

•	our ability to generate ongoing revenues;

•	direct costs relating to the expansion of our operations;

•	governmental regulation; and

•	economic conditions specific to our industry and general economic factors.

We may fail to generate revenues in the future. Failure to generate revenues will cause us to go out of business.

(B)	We have a significant need of capital, have minimal operating revenues, and may need financing which may not be available. We currently have minimal operating revenues and have not established a source of equity or debt financing. We may require financing to implement our strategic plan. There can be no assurance that financing will be available or found. If we are unable to obtain financing, we may not be able to commence revenue producing activities. In addition, we may:

•	incur unexpected costs for technical or other difficulties;

•	incur delays and additional expenses as a result of technology failure;

•	be unable to create a substantial market for our Sales Execution solutions; or

•	incur significant and unanticipated expenses.

(C)	We are not likely to issue dividends. Since our inception, the Company has not paid dividends on its Common Stock. Additionally, we do not expect to pay any dividends in the foreseeable future. See Section 11.4 “Dividends”.

2.3	OUR DEVELOPMENT STAGE RISKS

(A)	Shiwana is a development stage company with minimal operating history. We are a recently organized company and have initiated our principal business activities in November of 2003. A substantial portion of our activities have involved developing a business plan. Our lack of operating history upon which an evaluation of future performance and prospects can be made increases the risks that we will fail in formulating and implementing successful business operations. Future prospects must be considered in light of the risks, expenses, delays and the problems and difficulties encountered in the establishment of a new business. Potential stockholders must consider the risks and difficulties frequently encountered by development companies operating in new and competitive markets. These risks include:

•	competition from entities that are much more established and have greater financial and technical resources than do we;

•	potential marketplace or technology changes rendering planned products and services obsolete;

•	ability to anticipate and adapt to the changing market or technology changes;

•	need to develop infrastructure;

•	the limited acceptance by enterprises of outsourced on-demand services;

•	our ability to attract customers, retain and increase sales to potential existing customers, and satisfy our future customers’ requirements;

•	ability to access and obtain capital when required;

•	dependence on recruiting and retaining qualified personnel and contractors;

•	ability to make changes to and/or comply with new government regulations; and

•	ability to raise brand awareness in the marketplace.

We may not be able to successfully address any of these risks or others. Failure to do so could seriously harm our business and cause our operating results to suffer. Additionally, since we are a new company with a limited operating history, our target customers, especially medium-sized and large businesses, may have concerns regarding our viability and may prefer to purchase critical CRM service solutions from one of our larger, more established competitors. Even if we are able to sell our services to these customers, they may insist on additional assurances from us that we will be able to provide adequate levels of service, which could harm our business.

(B)	We have a preliminary plan of operation which may require significant revision. Our plan of operations is preliminary. We expect to continually reevaluate our business and rollout plan in light of evolving competitive and market conditions and the availability of suitable contacts, financing and customer demand. As a result, we may alter our plan to provide Sales Execution solutions, or eliminate segments of our plan entirely if there are:

•	changes or inaccuracies in our market data and research, projections or assumptions;

•	unexpected results of operations or strategies in our target markets;

•	regulatory, technological, and competitive developments, including additional market developments and new opportunities; or

•	changes in, or discoveries of, specific market conditions or factors favoring expedited development in other markets.

(C)	We have not completed the final development of our internal software applications to be used on our service contracts and we have not sold any services for if and when its development is completed. We have not completed the development of our internal applications to be used on our service contracts. The success of our proposed business will depend on its completion and the acceptance of our products by businesses. Achieving such acceptance will require a significant marketing investment. Our services may not be accepted by the industry at sufficient levels to support our operations and build our business. If any of the services that we develop are not accepted by the industry and our customers, our proposed business will fail.

(D)	Rapid technological changes in the computer software and hardware industry may render our Sales Execution solutions or any internal software program that we develop non-competitive or obsolete and consequently affect our ability to generate revenues and become or remain profitable. The development and sale of our Sales Execution solutions and services are exposed to risk due to the rapidly changing technology in the computer software and hardware industry. Although we will engage software programmers who are experienced in the utility software program market, we have no experience in developing and marketing such service software programs. In addition, future advances in the computer software and hardware industry could lead to new technologies or software programs competitive with or superior to our proposed internal software developed by us and used in our service offering.

(E)	Unscheduled delays in developing our proposed internal software products used for our on-demand services could result in lost or delayed revenues. Unscheduled delays and related costs increases in our development of our proposed internal software for our on-demand services or the implementation of our sales and marketing program could result from the following causes:

•	delays in the development and testing of our internal software programs used for our on-demand services;

•	delays in hiring or retaining experienced software programmers;

•	delays in locating and hiring experienced sales and marketing professionals; and/or

•	delays caused by other events beyond our control.

We may not be able to successfully develop our internal software programs at all or on a timely basis and even if we do, we may not be able to implement our sales and marketing program successfully or in a timely manner. A significant delay in the development and testing of our proposed internal software programs or a delay in the implementation of our sales and marketing program could result in increased costs and could cause our proposed business to fail.

2.4	OTHER RISKS ASSOCIATED WITH OUR COMPANY

(A)

We do not have any copyrights, and we have a limited ability to protect our intellectual property and to avoid infringing on the intellectual property rights of others. We consider our proprietary technology, intellectual property of our deliverable content and trade secrets to be vital to our success. We depend on trade secret protection and confidentiality and non-disclosure agreements to protect our intellectual property rights. However, we cannot guarantee that the actions and procedures we take to protect our intellectual property are appropriate or will provide us with adequate protection against third parties who may obtain and use our intellectual property without authorization. Our Sales Execution solutions are not currently protected by any copyrights or patents. We treat all of our Sales Execution solutions and their associated technology as proprietary. Despite the precautions we take to protect our Sales Execution solutions, unauthorized parties may attempt to reverse engineer, copy or obtain and use our products and/or content, which could cause our proposed business operations to fail. We may have to litigate to enforce and protect our property rights that would add expenses, divert management resources, and may not effectively protect our rights. Additionally, we cannot guarantee that any particular aspect of our technology will not be found to infringe the intellectual property rights of others. Although we do not know of any infringement or misappropriation by the Company of the proprietary rights of others, there can be no assurance that others will not assert claims or commence litigation with respect to our current or future intellectual property. In such an event, we may be required to engage in protracted and costly litigation, regardless of the merits of such claims; discontinue use of certain intellectual property; develop alternative technology (if even possible); or license the disputed intellectual property (if such licenses would even be available or could even be obtained on commercially reasonable terms). In the event of any intellectual property dispute, our business, revenues and operations will be materially adversely affected.

(B)	Our Sales Execution services may contain undetected defects. Internal products developed and used by us to deliver our on-demand services may contain significant undetected errors when first used or as new versions are utilized. Although we will test our products before use, we cannot be certain that errors will not be found after we use these internal products on customers’ Sales Execution projects. Any defects in our internal products may result in a reduction in our customer satisfaction, significant decreases in revenue, if any, or increases in expenses.

(C)	The Company will be heavily dependent on the services of Tim R. Sensenig, Bary Bertiger and Bernard Asher and other members of our management team for which we have no key person insurance. Our business strategy is dependent upon the knowledge and business contacts of Tim R. Sensenig, our co-founder and Co-Chief Executive Officer, Bary Bertiger, our Co-Chief Executive Officer and Secretary, Bernard Asher, our co-founder and President and other key personnel. We do not contemplate acquiring key person insurance for Mr. Sensenig, Mr. Bertiger, Mr. Asher or any other personnel at this time. If we were to lose the services of Mr. Sensenig, Mr. Bertiger or Mr. Asher, it is unlikely that we would be able to implement our business plan or achieve revenue producing operations. The loss of one or more of our key employees could harm our financial condition and results of operations and we would have difficulty in completing our business plan until such persons were replaced.

(D)

We will need to engage and retain qualified employees, sales consultants and independent contractors to implement our strategy. If we are successful in commencing revenue producing activities, of which there are no assurances, we will have to locate, engage and retain qualified and experienced professionals to undertake and execute our plan. If we are unable to engage experienced industry professionals, it is unlikely that we will be able to generate a material amount of revenue. No assurances can be given that we will be able to locate, engage or retain qualified industry professionals. Additionally, a portion of our internal work requirements will be performed by independent contractors. We will have less control over the work performed by independent contractors than we would have over direct employees. If problems arise relating to the quality or timing of work performed on our behalf by independent contractors, those problems could have a material adverse impact on our business.

(E)	Provisions in our Amended Certificate of Incorporation, Bylaws, and/or Delaware law may discourage, delay or prevent a change of control of our Company, or changes in our management, and therefore depress the trading price of our Common Stock. Our Amended Certificate of Incorporation, bylaws, and Delaware law contain anti-takeover provisions that could discourage, delay or prevent a change of control of our Company or changes in our management that our stockholders may deem advantageous. Our Amended Certificate of Incorporation and bylaws establish a staggered board of directors so that not all members of our board of directors are elected at one time. In addition, Section 203 of Delaware General Corporation law may discourage, delay or prevent a change of control of our Company. See Section 10.2 “Delaware Anti-Takeover Law.”

(F)	System disruptions and communication infrastructure failures can adversely affect our ability to deliver customer service. Our ability to attract and retain customers will depend in large part on the performance, reliability, and availability of our services and infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or in the systems of third-parties upon which we rely to provide service or support. Fire, flood, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. We currently do not have computer hardware or data located in a third-party co-location facility, although we may, in the future, decide to co-locate. If we experience system failures or fail to adequately maintain or back-up our systems and data, we may experience interruptions or delays in services. Service disruptions could adversely affect our revenue and, if these were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for the losses that may occur as a result of these interruptions or service failures. Insurance for some of these risks, if available at all, could be extremely costly, and obtaining insurance for such risks could significantly impact the Company’s finances. We will continue to review the economics of obtaining insurance for some or all of these risks, but the Company does not expect to obtain such coverages.

(G)

United States participation in war or military or other actions and/or acts of terrorism by other countries may harm our business. Involvement in a war or other military action or acts of terrorism may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in: (i) delays in customer contracts or orders for services; (ii) cancellations of customer orders; (iii) a general decrease in business spending on CRM services such as those offered by the Company; (iv) infrastructure failures or loss of communication systems and other technological disruptions; (v) our inability to effectively market our products and services; or (vi) our inability to access capital markets or obtain credit; our business and results of operations could be materially adversely affected. We are unable to predict whether the involvement in a war or other military action will result in long term commercial disruptions or if such involvement or responses will have any long term material adverse effect on our business, results of operations or financial condition.

(H)	Issuance of shares of Common Stock in the future may cause dilution. Our Certificate of Incorporation currently provides that we are authorized to issue up to 20,000,000 shares of Common Stock. The future issuance of all or any part of the remaining authorized Common Stock may result in substantial dilution in the percentage of Common Stock held be existing stockholders. Also, any shares of stock (of any class) which we may sell in the future may be valued on an arbitrary basis by us and the issuance of shares of Common Stock for future services, acquisitions or other corporate actions may have the effect of diluting the value of the shares held by existing stockholders.

2.5	RISKS ASSOCIATED WITH OUR STOCK AND THE MARKETS

(A)	Our Common Stock has no prior trading market or liquidity. Prior to the date of this Prospectus, there has not been any established trading market for our Common Stock. We will seek a market maker willing to sponsor our Common Stock on the OTCBB. Application will then be made by the market maker to list the shares of Shiwana Common Stock on the OTCBB. Upon application for our OTCBB listing, Nasdaq will assign a ticker symbol. No market maker has yet undertaken to sponsor our stock on the OTCBB, and we cannot predict the likelihood of the application being accepted. If the application is accepted, we cannot predict the extent to which investor interest in the Company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. In addition, our Common Stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for our Common Stock. Either of these factors could adversely affect the liquidity and trading price of our Common Stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our Common Stock, regardless of our actual operating performance. This volatility and lack of liquidity might keep you from reselling your shares at or above your investment.

(B)	The trading price of our Common Stock is likely to be subject to significant fluctuations. Until our Common Stock is fully distributed and an orderly market develops in our Common Stock, if ever, the price at which such stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. No assurance can be given that an orderly trading market will ever develop for our stock. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including:

•	the depth and liquidity of the market for our Common Stock;

•	developments affecting our business generally and the impact of those factors referred to herein in particular;

•	investor perception of Shiwana; and

•	general economic and market conditions.

(C)	Stockholders may be diluted significantly through our efforts to obtain financing and satisfy obligations. We have no committed source of financing. Wherever possible, we will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of shares of our stock. In addition, if a trading market develops for our Common Stock, we will attempt to raise capital by selling shares of our Common Stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing stockholders, and that dilution may be material.

(D)	The offering price for our Shares has been arbitrarily determined. The offering price of $1.80 per share of Common Stock has been arbitrarily determined by us and you should not rely upon it as any indication of the value of our securities. The offering price does not bear any relationship to our assets, book value, net worth, earnings, results of operations or other established valuation criteria.

(E)	The liquidity offered by any future market for our Common Stock may be limited by the “Penny Stock Rules”. The Shares will be considered “Penny Stock” which is subject to Rules 15g-9 adopted by the SEC pursuant to the Securities Exchange Act of 1934 (the “Penny Stock Rules”). The Shares will be considered penny stock since the Shares are not listed on a national exchange or NASDAQ, its bid price is below $5.00 per share, the Company has net tangible assets of less than $5,000,000, and the Company’s average annual revenue has not exceeded $6,000,000 in the past three years. The Penny Stock Rules regulate broker-dealer practices in connection with transaction in penny stocks, and our Common Stock will be subject to the rules. The disclosure requirements imposed upon broker-dealers may have the effect of reducing the level of trading activities in the secondary market for our Common Stock. Therefore, if you invest in our Shares, you may have difficulty in selling your investment.

(F)	There are no minimum number of Shares included in the New Distribution Shares that must be sold and we will not refund any funds to you. There is no minimum number of New Distribution Shares that must be sold in this Offering, even if the Company raises a nominal amount of money. Any money we receive will be immediately appropriated by the Company. No money will be refunded to you under any circumstances.

(G)	You may be one of only a small number of investors in this Offering, and as a result, a substantial portion of the proceeds from the sale of the New Distribution Shares may be used to pay for offering expenses and not to implement our business plans. The offering of the New Distribution Shares and the original issuance of any Optionholder Shares are not committed offerings (e.g., there is no obligation on any party to actually acquire such Shares). To the extent that we sell significantly less than the total number of Shares included in the available New Distribution Shares or the Optionholder Shares, you may be one of only a small number of investors in this Offering, and a substantial percentage of the proceeds from such sales of Shares may be used to pay for expenses of this Offering, and not for the purposes identified under the caption “Use of Proceeds” in Section 15. We estimate that we may need additional capital or financing to implement our business plans. Failure to raise this capital through this Offering will require the Company to explore other options (including financing or business combination) to obtain additional capital. Ultimately, if we should experience continued losses and are unable to raise an amount of capital sufficient to allow for profitable operations, we may be forced to cease operations, in which case any equity investment in the Company will have no value.

(H)	Our management owns, will own or has the opportunity to own a substantial portion of our Common Stock, and their interests may conflict with yours. Our directors, as a group, currently beneficially own 4,333,534 shares of our Common Stock (or approximately 50.6% of the outstanding Common Stock as of the date of this Prospectus). On a fully diluted basis, our directors (as a group) own 4,733,566 shares of our common stock (or approximately 51.2%). The exercise price on options held by certain of the directors and officers of the Company may be less than the price per share of Shares offered in the New Distribution Shares or which is available to others in acquisition of any Optionholder Shares. We anticipate that our directors and officers will either acquire or be granted the option to acquire additional shares of Common Stock in the future. For further information on ownership of Common Stock by our management, see Section 7 “Security Ownership of Certain Beneficial Owners and Management”.

(I)

You may experience immediate dilution in the net tangible book value per share from the price which you may pay in consideration for any New Distribution Shares or Optionholder Shares. The offering price of the New Distribution Shares will, and the exercise price of the Optionholder Shares may, be higher than the book value per share of the Common Stock. Consequently, you will incur immediate and substantial dilution of your investment. See “Dilution” in Section 14 below.

3. FORWARD LOOKING STATEMENTS

This Prospectus contains certain forward-looking statements regarding management’s plans and objectives for future operations including plans and objectives relating to our planned acquisition and marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this Prospectus include or relate to, among other things: (a) our projected profitability; (b) our growth strategies; (c) anticipated trends in our industry; (d) our ability to obtain and retain sufficient capital for future operations; and (e) our anticipated needs for working capital. These statements may be found under “Risk Factors”, “Management’s Discussion and Analysis or Plan of Operations” and “Description of Business”, as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that we will be able to make acquisitions on a timely basis, that we will attract customers, that there will be no material adverse competitive or regulatory change in conditions in our business, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting our business. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are out of our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. There are usually differences between the forecasted and actual results because events and circumstances fail to occur as expected. The differences between the forecasted and actual results may be material.

In addition, as disclosed elsewhere in the “Risk Factors” section of this Prospectus, there are a number of other risks inherent in our business and operation which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of development, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this Prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Future operating results are impossible to predict with certainty, and no representation or warranty of any kind is (or will be) made by the Company or by any other person with respect to the accuracy or completeness of the financial projections. No representation or warranty is to be inferred from the financial projections in any regard. Prospective investors are urged to consult their own advisors with respect to any financial projections and the assumptions upon which they are predicated.

4. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following information should be read in conjunction with the financial statements of the Company and the notes thereto appearing elsewhere in this filing. Statements in this “Management’s Discussion and Analysis or Plan of Operation” or elsewhere in this Prospectus that are not statements of historical or current fact constitute “forward-looking statements”.

The Company has developed a series of Sales Execution service solutions which the Company considers proprietary and unique in the CRM market. These service solutions have been presented in the Section hereunder entitled “Description of Business” in Section 5 below.

We are a Sales Execution driven firm. We will derive our revenues primarily from providing on-demand services and deliverable content to help our customers improve their sales effectiveness and results. We expect our revenues will be driven primarily by the number, scope and pricing of our client projects. Our ability to drive new sales, not our support infrastructure, will be the critical success factor in achieving top line growth. Our investments in infrastructure are focused on our own internal systems to support the delivery of results to our clients, not for use by our clients. Our operating results will therefore be determined primarily by our headcount, utilization of personnel and level of selling, general and administrative and other operating expenditures.

Our Sales Execution service solutions are comprised of five packaged offerings. Three of these – Qualify-It!, Announce-It!, and Satisfy-It! are recurring service models and are expected to represent about 75% of our total revenues. Forecast-It! and Close-It! are deliverable content provided with consulting services on a fixed price basis. They are expected to represent about 15% of our total revenues, with the balance, or 10% of revenue provided as traditional sales consulting services.

Qualify-It! and Announce-It! are provided on an on-demand basis. Revenue derived from these services include a set-up fee and then a pay-per-use charge as these services are utilized. While there is no minimum monthly usage for these Sales Execution services, since the client uses them on demand, they will still represent the bulk of our recurring revenues because the benefits and return on investment to our clients are so large. Typically, new clients will use these services for a six month initial period, with 1-year and 3-year renewal options after this period, which will include minimum charges.

Satisfy-It! is our third service offering and is delivered as a subscription model. This service also requires a set-up and then is only offered with a 12-month subscription, paid monthly. It is anticipated Satisfy-It! customers will engage in 2-year and 3-year renewal options, after the initial period, for cost containment. Currently, the Company does not have Satisfy-It! ready and available for customers due to lack of demand. The Company anticipates that Satisfy-It! will be available within 45 days of an order.

Forecast It! and Close-It! are deliverable content solutions. These are fixed fee engagements that include a consulting element to solve a specific sales issue. The bulk of these services are provided at the time of initial engagement, although there may be one or two days of consulting assistance which may be delivered over a two to three month time frame.

Finally, our traditional sales consulting services are short projects that usually occur in advance of our delivered service offerings.

Our plans are to move from development stage to full operations in 2004. We anticipate having the capital resources available to support the Company running on a breakeven basis by June of 2005. At year-end, we will evaluate how we have executed against our plans and determine what capital resources will be required to continue to fund our growth. Since we are a sales-driven company, it is anticipated that future capital will be required to support sustainable top line growth in revenue and we will have alternative financing sources.

The Company will recognize revenue from subscription services as earned. Subscription services will be billed for the entire amount of the subscription, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally twelve months or less. Revenue from non-subscription services provided to customers, such as on-demand services, will be recognized when the services are performed. Revenue from deliverable content consulting contracts will be recognized on a proportional performance basis for longer term projects where sufficient information relating to project status and other supporting documentation is available. Otherwise, such services are recognized as revenue after completion of the services.

We also expect to make provisions for uncollectable accounts receivable as management may deem appropriate upon consultation with our financial advisers. We have no operating history upon which we can provide any estimation of the necessity or amount of such reserves. We expect to offset out-of-pocket expenses reimbursed by our client against the expenses incurred and do not recognize such reimbursements as revenues.

Cost of services consists primarily of salaries and associated employee benefits for personnel directly associated with the delivery of services in client projects and non-reimbursed out-of-pocket expenses incurred by such consultants. We expect that cost of services will increase over time in absolute dollars in conjunction with wage increases and inflation.

Hiring and training expenses consist primarily of salaries and related expenses associated with attracting, recruiting, training and retaining qualified professionals. We expect these expenses to increase over time in absolute dollars as our employee base grows.

Research and innovation expenses will consist primarily of:

(1)	salaries and related employee benefits of employees assigned directly to internal research and development projects, as well as direct expenses for these projects, such as special equipment, software and travel-related expenses; and

(2)	the costs associated with the knowledge management team as well as the services team, which develops our Sales Execution delivery and service methodology.

We currently anticipate that we will spend $50,000 in the next 12 months for the acquisition and development of internal software and applications designed to increase our product and service delivery efficiencies. We expect these costs will increase in both absolute dollars and as a percentage of revenues in the near term as we seek to enhance our competitive position.

Sales and marketing expenses consist primarily of salaries, commissions and related expenses for employees dedicated to our sales and marketing efforts, commissions for sales agents and referral fees. Our initial go-to-market strategy is to use networking, speaking engagements, public relations, direct mail and our website to identify and communicate with potential customers. Our costs associated with these promotional activities are also covered in sales and marketing expenses. We expect sales and marketing expenses to increase in absolute dollars as we expand our direct sales force and promotional efforts.

General and administrative expenses consist primarily of stock-based compensation expenses, human resources, information technology, finance, legal and administrative personnel and facilities and general operating costs. We expect these expenses to increase in absolute dollars to support the growth of our business.

Currently, the Company has no insurance coverage. The Company believes that, at this time, obtaining insurance is cost-prohibitive and is not economically reasonable until the value of the Company’s property and equipment may require insurance. Although the Company believes that it is not economical to carry insurance at this time, the Company may be severely effected by an uninsured loss or a third party claim. The Company is presently considering the purchase of directors and officers indemnity coverage as required by Company pursuant to employment agreements with its officers.

4.1	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize any off balance sheet arrangements and has no plans to undertake any off balance sheet financing or other arrangements.

4.2	REVENUES

The Company has no revenues for each of its three operating quarters through June 30, 2004.

4.3	OPERATING EXPENSES

Cost of Services. Cost of services will necessarily increase as we undertake client engagements and expand our capacity. Cost of services will also increase as the Company is required to invest in additional property, plant and equipment and incur research and marketing expenditures as the Company’s business expands.

Hiring and Training. Hiring and training expenses will necessarily increase as the Company undertakes recruiting efforts, including expansion of our human resources department, an increase in our use of external recruiters and the assimilation and training of more employees.

Research and Innovation. Most of our research and innovation expenses related to the development of our proprietary on-demand services will be incurred in 2004. See “Description of Business” in Section 5 below.

Sales and Marketing. We expect sales and marketing expenses to increase significantly in fiscal year 2004 as we began to build our sales and marketing organization to support growth.

General and Administrative. General and administrative expenses for the period from November 23, 2003 to June 30, 2004, were $2,667,197. General and administrative expenses will increase significantly as we increase our investment in the infrastructure required to rapidly scale our business.

Depreciation and Amortization. We have realized no depreciation and amortization expenses since our inception, due to the fact that we purchased depreciable equipment on June 30, 2004. We expect that depreciation and amortization will increase significantly as our business grows and we acquire the requisite equipment and infrastructure to support our growth. Increases in depreciation and amortization will be primarily due to the increased purchases of computer equipment, software and furniture and fixtures to support our increase in headcount and investment in infrastructure. Amortization of goodwill and other intangibles related to acquisitions may represent a significant portion of total depreciation and amortization in the foreseeable near term.

Interest and Other Expense. Net interest and other expense since our inception has been negligible. We have no outstanding debt. We may incur additional net interest expenses as we undertake financing of its growth or in connection with business acquisitions in the future.

4.4	APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 to the Company’s financial statements which are included in Section 12 “Financial Statements.” These policies, along with the disclosures presented in the other financial statement notes and in Section 12 “Financial Statements”, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

4.5	OPERATIONAL OBJECTIVES

Our plan of operations for the next 12 months following the date of this Prospectus is to be the leading provider of Sales Execution solutions to help businesses increase revenues. To achieve this objective we intend to:

•	Lead the industry transformation to Sales Execution and sales effectiveness;

•	Strengthen and extend our offerings;

•	Pursue new customers and vertical markets aggressively;

•	Provide high return on investment through increased sales; and

•	Provide high levels of customer satisfaction.

We anticipate that our financing requirements for the 12 months subsequent to the completion of this Offering will be approximately as follows:

Offering Expenses	$85,000
Cost of Services	$378,000
Hiring and Training	$33,000
Research	$50,000
Sales and Marketing	$200,000
General and Administrative Services	$296,000
Software and Hardware	$60,000
Working Capital	$180,986
Total Capital Requirements	$1,282,986

We anticipate that we will be spending approximately $107,000 per month over the next 12 month period.

OUR ACTUAL EXPENDITURES AND BUSINESS PLAN MAY DIFFER FROM THE ONES STATED ABOVE. OUR BOARD OF DIRECTORS MAY DECIDE NOT TO PURSUE THIS PLAN. IN ADDITION, WE MAY MODIFY THE PLAN BASED ON AVAILABLE FINANCING OR NEW INFORMATION THAT BECOMES AVAILABLE.

We believe that we can fulfill our cash requirements and liquidity needs during the next 12 months through financing arrangements and capital raising activities. However, there is no guaranty that such arrangements will, if obtainable, be upon favorable terms. In any event, any increase in the Company’s debt burden will affect the ability of the Company to distribute cash flow to the shareholders, increase the Company’s cash needs for debt service, increase the Company’s short-term operating expenses, and may dilute the shareholder’s value.

We believe the statements above to be forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above. Factors that may cause our actual results or our actual plan of operations to vary include, among other things, decisions of our Board of Directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, general economic conditions and those other factors identified in this Prospectus.

5. DESCRIPTION OF BUSINESS

It is important for any potential investor to note that while the Company anticipates effectuating a business plan based upon the factors explained below and an assessment by management that such a business plan may likely succeed, there may be present variables and/or future conditions or events that may preclude the Company from realizing its goals and capacity to serve clients in a manner which benefits the Company as expected. As such, any potential investor should carefully consider the information contained herein and likewise consult with legal counsel and other advisors so as to determine the merit of this Offering.

5.1	OVERVIEW. Shiwana is a provider of Sales Execution solutions that help businesses increase revenue and improve their sales effectiveness. We will provide comprehensive solutions, considered part of CRM to companies of all sizes and diverse industries. By designing and developing our solutions to be high-impact and easy-to-use, we expect to substantially increase sales productivity. As a result, our customers will be able to reduce the time it takes to close new orders, receive better qualified sales leads, predict more accurately when those orders will occur, and have higher levels of customer satisfaction which leads to repeat sales. Our solutions help customers more effectively manage critical operations including: the interaction between marketing and sales; direct and indirect sales productivity; and customer satisfaction and support. We intend to market our solutions on either a per-use subscription basis, or as deliverable content and primarily through our direct sales efforts and also indirectly through partners.

5.2	INDUSTRY BACKGROUND

(A)	The Enterprise Application Software Market. Advances in computing and communications technology have enabled businesses to automate and improve their basic business processes. Many businesses have purchased, built and deployed a wide range of enterprise software applications in such areas as ERP and CRM. While technology improvements have brought increased processing power and functionality to enterprise software applications, businesses have been challenged to realize the benefits of these applications for a variety of reasons, including the following:

•	Difficulty of deployment. The increasing number and complexity of applications, operating systems, networks and computer systems have made it difficult and time consuming for businesses to implement and use enterprise software applications.

•	Lack of benefits to frontline users. In order to receive meaningful information from CRM systems, salespeople must spend time inputting data into the system. As most enterprise systems were not designed from a user-centric perspective, the data entry tasks are cumbersome and there is little valuable information or feedback for the user. Reporting on trends and regional results provide benefits to sales management, and little benefit to salespeople trying to close more orders this month.

•	High cost of ownership. Enterprise software applications carry a high total cost of ownership. Customers must make significant investments, both initially and on an ongoing basis, in applications and IT infrastructure, including computer systems, networks, software licenses and maintenance. Additionally, customers typically must employ costly IT staff and consultants to deploy, integrate, customize, support, administer and upgrade these applications.

In an attempt to address these challenges, many enterprise software application vendors have adapted their products to be accessible over the Internet. However, as these products were not originally designed to be delivered over the Internet as a service, they have failed to address these challenges. In addition, because they are not easy-to-use, users have been hesitant to adopt these complex, non-intuitive applications.

(B)	Emergence of On-Demand Services. The pervasiveness of the Internet, along with the dramatic declines in the pricing of computing technology and network bandwidth, have enabled a new generation of enterprise computing in which substantial components of IT infrastructure can be delivered dynamically on an outsourced basis. On-demand application services enable businesses to subscribe to a wide variety of application services that are developed specifically to deliver results over the Internet on an as-needed basis with little or no implementation services required and without the need to install and manage third-party software in-house. Key attributes of successful on-demand services include:

•	Outsourced service with results accessible over the Internet;

•	Rapid and simple deployment with minimal training;

•	Comprehensive set of features;

•	Scalable, secure and reliable architecture that can economically support thousands of customers;

•	Ability to integrate with businesses’ existing third-party and internally developed databases; and

•	Flexibility to meet the needs of a diverse customer base.

On-demand application services contrast with the traditional enterprise software model, which requires each customer to install, configure, manage and maintain the hardware, software and network services to implement the software application in-house. Enterprise software vendors must maintain support for numerous legacy versions of their software and compatibility with a wide array of hardware devices and operating environments. On-demand application services require none of this investment in infrastructure and outsourced on-demand services allow users to benefit from the results of the services without requiring user input.

(C)

The Opportunity for Sales Execution Services. We believe the shift to on-demand services will provide significant benefits by reducing the risks and lowering the costs of purchasing and deploying IT resources, managing software and hardware upgrades, and hiring expensive IT personnel to maintain applications. As a result, we believe the emergence of outsourced on-demand services will bring about a fundamental transformation in the enterprise software industry as businesses will be able to replace their purchased software with pay per use or subscriptions to a wide range of applications and services. The market for on-demand application services is projected to grow from $425 million in 2002 to $2.6 billion in 2007, which represents a compounded annual growth rate of 44 percent, according to a May 2003 IDC report.

One category of enterprise software applications in which businesses have made significant investments is CRM. CRM software is intended to enable businesses to automate three key functional areas: sales, customer service and support and marketing. The objective of CRM is to improve interactions with customers by providing a means for managing, accessing and analyzing information regarding all aspects of a company’s interactions with its customers. In 2002, the market for CRM software was approximately $7.1 billion, according to a July 2003 IDC report.

The difficulties that companies have faced in deploying and maintaining enterprise software applications in general are particularly relevant to CRM. Despite the significant potential benefits that can be attained from CRM, many enterprises have failed to successfully deploy the CRM software they have purchased or failed to provide a return on investment.

In a December 2002 study by AMR Research, an independent market research firm, AMR Research interviewed 80 of the top 12 CRM vendors’ premier reference accounts as identified by AMR Research. According to a June 2003 report by AMR Research referencing this study, 12% of CRM projects failed to ever be implemented, usually for technical reasons. An additional 47% of projects had significant end-user adoption problems even though the projects were successful from a technical implementation standpoint. Finally, another 25% of projects met technical and user standards but did not provide value because they were either only as good as the replaced systems or the benefits were difficult to define.

We believe that traditional CRM applications have generally suffered from the following challenges:

•	Low deployment rates and low user adoption. Customers have been reluctant to deploy traditional CRM applications because of the complexity involved in implementing them and because end users have not been willing to invest the considerable time and effort required to learn to use traditional CRM applications. Frontline salespeople perceive they need to invest significant amounts of time on data input and receive little benefit.

•	Lack of ubiquitous access. Given the mobility and geographic diversity of most enterprise sales organizations, ubiquitous access to customer information and application functionality is critical to the effectiveness of CRM applications. As enterprise CRM software application functionality has not been available or has been difficult to access over the Internet, PDAs, wireless devices, and cell phones, full realization of the benefits of sharing access to information and resources has been hindered.

•	Low return on investment. The cost, time and effort required to implement an enterprise CRM application, combined with low user adoption, have made it difficult for companies to quickly, or ever, realize the benefits of their investment.

•	Inability to serve all businesses. Many small and medium-sized businesses seeking the benefits of CRM have been unable to afford the costs associated with traditional enterprise software applications.

We believe the Sales Force Automation (“SFA”) and CRM markets are the first markets to benefit from the new on-demand outsourced services delivery model. As a result of the high total cost of ownership, low deployment and usage rates, and poor return on investment of traditional CRM software, we believe that businesses are especially open to a new delivery model for CRM and specifically Sales Execution solutions. The emergence of on-demand services, combined with the deficiencies associated with traditional CRM software applications, have created an opportunity for a vendor that can provide solutions that can directly impact the revenues of business.

5.3	OUR SOLUTION. We will develop and provide Sales Execution service solutions to assist businesses in increasing revenue and improving their sales effectiveness. We expect to offer Sales Execution services to our customers which will effectively reduce the time it takes to close new orders, receive better qualified sales leads, predict more accurately when those orders will occur, and have higher levels of customer satisfaction which leads to repeat sales. We intend to provide both deliverable content and outsourced on-demand Sales Execution services. Our outsourced sales services will be delivered through our own internal system that uses proprietary processes and scalable and secure architecture, which will allow us to serve large numbers of customers cost-effectively. By utilizing the results of our service, our customers will not have to make large and risky upfront investments in software, additional hardware, extensive implementation services, and additional IT staff. As a result, our service will enable businesses to achieve higher productivity from, and a lower total cost of ownership for, their Sales Execution and CRM solutions.

Our outsourced service can be deployed rapidly, since our customers do not have to spend time installing or maintaining the servers, networking equipment, security products or other infrastructure hardware and software necessary to ensure a scalable and reliable service. We also offer deliverable content, consulting and training services to assist customers in rapidly achieving benefits of our service.

We have designed our service solutions to be easy-to-use and provide information (not data) that salespeople need to be effective in their jobs. Users will interact with our service solutions with common everyday tools to receive notification of serious buyers or an alert to customer issues. As a result, there will be minimal training necessary on how to benefit from our solutions.

We enable customers to increase revenues through improved sales effectiveness. Our service solutions will enable customers to improve Sales Execution, customer support and satisfaction, and marketing processes without making any upfront investments.

We intend to offer a specific set of Sales Execution capabilities across sales, customer service, and marketing that will provide a return on investment and increase revenues of businesses of any size. We plan to be flexible in how we will configure our service to meet customers’ unique requirements without the use of IT or marketing resources.

Our internal architecture has been designed to enable our service to scale securely, reliably and cost-effectively to thousands of customers. It is designed to easily integrate our service with data from existing applications quickly and seamlessly to minimize the time to begin to achieve results. We have a set of APIs that will enable customers to integrate existing third-party, custom and legacy contact and customer databases into our environment.

5.4	OUR STRATEGY. Our objective is to be a leading provider of on-demand Sales Execution solutions. We intend to:

•	Lead the industry transformation to Sales Execution and sales effectiveness. We believe that the market transformation to on-demand outsourced services is an emerging trend in sales organizations. We believe we are establishing a leadership position as a vendor of services and deliverable content that provide meaningful sales results and also as a key thought leader helping to address sales effectiveness. We seek to extend our leadership position in this industry by continuing to innovate and bring new services, value-added content, and technologies to market.

•	Strengthen and extend our service offering. We designed our services to easily accommodate new features and functions as well as the release of entirely new services. We intend to add sales and CRM execution capabilities that will be offered as advanced services for additional fees to customers that desire to accelerate their sales results even further.

•

Pursue new customers and new vertical markets aggressively. We believe that our on-demand CRM service provides significant value for businesses of any size, from small businesses to the largest Fortune 500 corporations. As a result, we will continue to aggressively target businesses of all sizes, primarily through our direct sales force. We plan to continue to increase the number of direct sales professionals either as employees or sales agents, and we intend to develop additional distribution channels for our services. Since our outsourced services and deliverable content are adaptable to multiple industries, we do not need to create multiple editions to address the distinct requirements of businesses or vertical industries.

•	Create deep relationships with our customers. We believe there will be significant opportunity to leverage our relationships with existing customers. We intend to seek to attract more revenue from customers by targeting additional Sales Execution areas and business units within the customer organization, pursuing enterprise-wide deployments. In addition, by continuously enhancing our services, we believe customers will find more uses for our service and therefore purchase additional Sales Execution content and services and continue to renew their existing subscriptions.

•	Encourage the development of third-party partnerships to leverage our solutions. Existing CRM, SFA, contact management, sales training and consulting firms, telemarketing, lead generation companies and ERP vendors do not provide similar Sales Execution capabilities. Our platform enables existing customers, third-party developers, third party software providers and value-added resellers (“VARs”) to add our capabilities to enhance their core offerings. The IP behind our outsourced solutions enhances the attractiveness of these third party offerings, particularly to enterprise customers, by enabling them to accelerate the integration of our service with their existing applications and methods to drive better sales effectiveness.

5.5	THE SHIWANA SOLUTIONS. We plan to provide a comprehensive array of Sales Execution service solutions for businesses of all sizes. These solutions will enable companies and individuals to systematically reduce the time it takes to provide salespeople better qualified sales leads, forecast more accurately when orders will close, reduce the time it takes to convert customer decisions into bonafide orders, minimize the time salespeople spend on customer issues, and have higher levels of customer satisfaction which leads to repeat sales. We also intend to provide companies reports and summaries of their results to evaluate demand creation and marketing campaigns, sales effectiveness of individuals and regions, post-sales customer satisfaction, and other trends. Sales execution includes pre-qualification, forecasting, closing, and customer satisfaction.

•	Pre-qualification is our on-demand outsourced service that allows salespeople to be more productive by providing qualified leads from serious buyers. By pre-screening inquiries from both prospective and current customers, salespeople can focus their efforts on opportunities with the greatest opportunity to close.

•	Forecasting provides a methodology to improve the accuracy of when opportunities will close. By employing an event-driven process companies eliminate the surprises that come with probability or emotion-based sales forecasts. This can act as an early warning system of how material changes might affect a company’s pipeline, should they need comply with the Sarbanes-Oxley Act.

•	Closing provides a methodology to help companies convert customer decisions into bookable purchase orders. By focusing on those events that can accelerate a prospective customer approval cycles, salespeople will close orders faster and improve the predictability of when orders will close.

•	Customer satisfaction is an on-demand service that allows companies to interact better, more efficiently and professionally with their existing customers immediately after a sale. This maintains a constant flow of communication between the company and the customer and minimizes buyer’s remorse while the customer is waiting for your product to be shipped or installed. This frees salespeople to focus on those customers that truly need to be nurtured.

Our Sales Execution solutions are offered as an on-demand service or deliverable content. Each offering addresses a different challenge in the overall sales process.

Qualify-It! is an on-demand service that pre-screens lead inquiries so salespeople can spend more time with serious buyers, convert more leads into sales, and make sure new opportunities do not get overlooked. We receive inquiries from all lead sources, internet, email, trade shows, magazines, and call-ins; prepare our qualification package; and use a multi-channel approach to further qualify these “raw” leads. Once a qualified sales opportunity is uncovered, we can provide this information to our customers and their salespeople, both electronically, over the Internet, or through a wireless device.

Forecast-It! is deliverable content that helps improve the predictability of when orders will close so companies can prepare accordingly. Based upon a proven systematic event-driven forecasting approach, businesses improve the accuracy of forecasting customer orders; track and monitor completion of sales steps from initial contact to final close; eliminate the salesperson’s emotion and probabilities of a deal closing; and improve the predictability of when orders will close.

Close-It! is deliverable content that provides a methodology to convert customer decisions into bookable purchase orders. We provide proven methods and tactics to accelerate prospective customer’s approval cycles; gain insight to how customers make internal decisions; and improve the predictability of when orders will close so companies can prepare accordingly.

Satisfy-It! is an on-demand service that improves customer satisfaction more efficiently and professionally. With a constant flow of communication between the company and the customer after the sale is made, this minimizes buyer’s remorse while the customer is waiting for your product to be shipped or installed and frees salespeople to focus on those customers that truly need to be nurtured. We also reinforce your value proposition; free your salespeople to spend more time qualifying and closing; and let your team monitor the pulse of the customer.

Announce-It! is an on-demand service that pre-qualifies existing customers after a new product announcement is made. This allows salespeople to spend more time with serious buyers, convert more leads into sales, and make sure new opportunities don’t get overlooked. We use existing customer databases, prepare a qualification package and use a multi-channel approach to further qualify existing customers regarding new products. Once a qualified sales opportunity is uncovered we provide this information to our customers and their salespeople, both electronically, over the Internet, or through a wireless device.

The following table summarizes the functionality and benefits provided by our solutions:

Feature	Qualify-It!	Forecast-It!	Close-It!	Satisfy-It!	Announce-It!
Increase the number of qualified buyers	✓				✓
Increase the number of deals closed	✓			✓	✓
Improve the results of your salespeople	✓	✓	✓	✓	✓
Improve direct sales effectiveness (how they spend time)	✓	✓	✓	✓	✓
Improve indirect sales effectiveness (how they spend time)	✓	✓	✓	✓	✓
Reduce marketing fulfillment costs	✓			✓	✓
Improve forecast accuracy		✓	✓
Improve predictability of when orders will close		✓	✓
Track and monitor each step of sales cycle		✓	✓
Accelerate customer decision cycles			✓	✓	✓
Track how customers make internal decisions	✓	✓	✓		✓
Improve post-sale customer satisfaction				✓	✓
Reinforce the value proposition	✓		✓	✓	✓
Monitor the pulse of the customer			✓	✓	✓
Reduce time-to-market for new products	✓		✓	✓	✓
Create market “pull”				✓	✓
Addresses multiple verticals	✓	✓	✓	✓	✓
Interface with legacy customer and prospect databases (CRM, SFA, ERP)	✓				✓
Reporting	✓			✓	✓
Wireless access	✓				✓
Multi-channel campaigns	✓			✓	✓

5.6

PROFESSIONAL SERVICES. We offer a range of professional services, principally consulting services that complement our outsourced services and delivery content. We offer consulting and implementation services to our customers to help them achieve better sales results and to facilitate the use of our on-demand outsourced services and delivered content. Consulting services address a broad array of areas including the definition of qualification criteria, re-energizing marketing messages, guidance on best practices in forecasting, understanding the dynamics of internal approval cycles at large companies, channel management, and strategizing how to close large and complex deals faster. Implementation services include data conversion, data validation and scrubbing, and performing multi-channel campaigns with our services. Our typical consulting and implementation engagements are generally billed as part of a set-up fee for an on-demand service, included in the cost of our deliverable content.

5.7	TECHNOLOGY, DEVELOPMENT AND OPERATIONS

(A)	Technology. We believe the internal software environment we use to support our on-demand outsourced services will enable us to develop functionality and deliver results to customers more efficiently than traditional software vendors and boutique service providers. We do not provide software to customers. As a result, our software is not, nor needs to be, written to different hardware, operating system and database platforms, or depend upon a customer’s unique systems environment. Rather, we have optimized our service to run on a specific database and operating system using the tools and platforms best suited to serve our customers.

We built our service around standard available components, extending these capabilities with our proprietary processes. Our internal environment is a reliable, highly scalable system able to service thousands of customers. We have custom-built core services to support our proprietary processes allowing us to continue to drive results for our customers. Our customers can access the results via the Internet, email or standard wireless SMS devices.

Our service will be operated by us driven from a central application and database. As a result, we will be able to spread the cost of delivering our service across a large user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our business faster than traditional software vendors, even those that have modified their products to be accessible over the Internet. Moreover, we can focus our resources on building new functionality to deliver more service to our customer base as a whole rather than on maintaining an infrastructure to support each of their distinct applications.

Our service will also be flexible. New functionality or processes, which drive better productivity can be easily added. Since we are responsible for how the system is used to produce results for the customer, our service is sheltered from the constant customization so often desired and required of traditional CRM, SFA and ERP solutions. This approach is what allows us to rapidly deploy our outsourced services. Customization does not occur for any one customer, rather becomes available through us, to all customers.

We have also developed extensive reporting and analytics functionality in our service that operates on the database system to provide near real-time analysis of the user’s results. The content in the database is owned by the customer, whereas we control the form, format and presentation of the information. Reports can be customized, but only as an additional service. Additional data mining and analysis is also available to our customers for an additional fee.

(B)	Development. Our research and development efforts are focused on improving and enhancing our existing service offerings as well as developing new proprietary services and deliverable content. To date, most of the development effort surrounding our proprietary processes has been outsourced. All of the deliverable content has been developed by in-house resources, based upon our knowledge experts’ real world experiences.

(C)	Operations. Currently, we provide all services internally at our facility in the Chicago, Illinois area and may contract with third-party vendors for certain services related to the performance of our business contracts. In the future, we may co-locate software and information systems off-site with a third party. We do not currently regularly back-up customer data for off-site storage, although we may in the future.

5.8	SALES, MARKETING AND CUSTOMER SUPPORT

(A)	Direct Sales. We sell outsourced services and deliverable content primarily through our direct sales force and sales agents. All sales representatives focus their efforts on their vertical expertise and the local geography. Our account executives will be responsible for initial sales to new prospects, leveraging our executive staff to secure multi-year service agreements. Sales agents will only be compensated after we receive a valid purchase order, and we have invoiced for valid revenues. We have direct sales and sales agent representation in the Mid-Western and Mid-Atlantic states.

(B)	Referral Sales. We will have a network of partners who refer customer prospects to us and assist us in selling to them. These will include consulting firms, sales training firms, lead generation firms and other professional organizations with relationships at the senior management level of companies. In return, we will typically pay these partners a percentage of the revenue generated by the customers they refer.

(C)	Marketing. Our marketing strategy is to generate qualified sales leads, build our brand and raise awareness of Shiwana as a leading provider of Sales Execution solutions to improve sales effectiveness. Our marketing programs include a variety of viral networking, advertising, and public relations activities targeted at key executives and decision makers within businesses.

Our principal marketing initiatives include:

•	Networking through an extensive database of contacts established over the years;

•	Public relations activities aimed at key industry analysts and editors of key industry publications;

•	Direct mail campaigns;

•	Cooperative marketing efforts with partners, joint press announcements, channel marketing campaigns and joint seminars;

•	Using our website to provide product and company information; and

•	Focused advertising in on-line newsletters, sales and marketing trade magazines, and other executive level business-related periodicals.

(D)	Customer Service and Support. We believe that superior customer support is critical to establishing and expanding our customer base. Our customer support group will handle both general customer inquiries, such as technical questions or questions relating to how our service works, and will be available to customers by telephone or email. We offer additional consulting services on how to improve the results of our services and deliverable content which may include capturing data from existing contact management systems.

We have a support program to assist our customers in the use of our service and to identify, analyze and solve any problems or issues with our service. The support program will include email support, an online repository of helpful information about our service and shared best practices for implementation and use and telephone support. Telephone support is provided by technical support specialists on our staff, who are operators of our services for our clients.

5.9	COMPETITION. The market for CRM, lead management applications, and enterprise business applications generally, is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. Our on-demand service offerings compete primarily with vendors of lead generation services, telemarketing services, e-relationship management services, lead management software and customer facing packaged CRM software. Packaged CRM software is installed by the customer directly or hosted by a third-party Application Service Provider (“ASP”) on the customer’s behalf, and companies offering on-demand CRM applications over the Internet. We also compete with internally developed applications and face, or expect to face, competition from enterprise software vendors and online service providers who may develop and/or bundle relationship management products with their products in the future. Our current principal competitors include:

•	Enterprise software application vendors including E.piphany, Inc., Microsoft Corporation, Oracle Corporation, PeopleSoft, Inc., SAP AG and Siebel Systems, Inc.;

•

Packaged CRM software vendors, some of whom offer hosted services, such as BMC Software Corporation, FrontRange Solutions, Inc., Salesforce.com, Inc., Onyx Software Corp., Pivotal Corporation, which has signed an agreement to be acquired by CDC Software Corporation, a subsidiary of chinadotcom corporation, and Sage Group Plc;

•	On-demand CRM application service providers such as ACCPAC International, Inc., a subsidiary of Computer Associates International, NetSuite, Inc., RightNow Technologies, Inc. and Salesnet, Inc.; and

•	Boutique providers of lead generation, telemarketing and e-relationship services.

We believe the principal competitive factors in our market include the following:

•	Proven, auditable results in terms of better sales effectiveness as measured by the number of new transactions closed, number of qualified sales opportunities, and the number of repeat sales;

•	Speed and time-to-results and return on investment;

•	Rate of user adoption;

•	Low total cost of ownership and demonstrable cost-effective benefits for customers;

•	Ability to automate sales processes;

•	Ease of integration with existing marketing databases;

•	Vendor reputation; and

•	Financial stability of the vendor.

We believe that we will compete favorably with our competitors on most of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in showing proven auditable results. In addition, many of our competitors and potential competitors have greater name recognition, longer operating histories and significantly greater resources. They may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot assure you that our competitors will not offer or develop products or services that are superior to ours or that we will achieve greater market acceptance.

Our professional services organization competes with a broad range of smaller independent consulting firms specializing in sales consulting, SFA services and CRM implementations. We are developing relationships with many of these consulting companies and may work cooperatively on projects with them, even as we might compete for business in other customer engagements.

5.10	EMPLOYEES. As of the date of this Prospectus, we had two full-time equivalent employees and two part-time employees. None of our employees are represented by a labor union. We consider our relationship with our employees to be good. The Company currently anticipates hiring six to ten employees in the next 12 months, along with outside contractors, if needed.

5.11	FACILITIES. Our executive offices and principal office for domestic marketing, sales and development is located at 1320 Tower Road, Schaumburg, Illinois. We rent these facilities on a month-to-month lease with Schaumburg Executive Suites for $200.00 per month. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

5.12	BUSINESS DEVELOPMENT. Shiwana was incorporated as a Delaware corporation on November 25, 2003. Since inception, Shiwana has not engaged in any bankruptcy, receivership or similar proceeding nor any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

6. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

6.1	DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES. The names, ages, positions, and term of our present officers, directors and key employees are set forth below:

NAME	AGE	POSITION
Tim R. Sensenig	43	Director, Chairman of the Board of Directors, Co-Chief Executive Officer
Bernard Asher	48	President, Treasurer
Sherry May	37	Vice President of Sales (employee)
Llew Keltner, M.D., Ph.D.[1]	55	Director
Bary Bertiger[2]	57	Director, Co-Chief Executive Officer, Secretary
David C. Cairns[1,2]	58	Director

[1]	Member of the Audit Committee.

[2]	Member of the Compensation Committee.

Our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	The Class I director will be Mr. Keltner, and his term will expire at the annual meeting of stockholders to be held in 2005;

•	The Class II director will be Mr. Cairns, and his term will expire at the annual meeting of stockholders to be held in 2006; and

•	The Class III directors will be Messrs. Bertiger and Sensenig, and their terms will expire at the annual meeting of stockholders to be held in 2007.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Our Amended Certificate of Incorporation and Bylaws provide that the authorized number of directors may be changed by resolution of a majority of our board of directors or our stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control.

6.2	BOARD COMMITTEES. Our board of directors has, among others, the following committees: an audit committee; a compensation committee; and a disclosure and corporate development committee. The composition and responsibilities of each committee are described below.

(A)	Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process. It evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Shiwana engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates; oversees our internal audit function; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. The current members of our audit committee are Messrs. Cairns, who is the committee chair, and Keltner. Mr. Cairns is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations, and the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations.

(B)

Compensation Committee. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee members are Messrs. Bertiger, who is the committee chair, and Cairns.

(C)	Disclosure and Corporate Development. The disclosure and corporate development committee is responsible for overseeing our tax and treasury strategies, policies and practices; overseeing management’s establishment and enforcement of our financial policies and business practices, as well as our compliance with laws and regulations; reviewing acquisitions and joint ventures; overseeing our compliance with the Sarbanes-Oxley Act of 2002; and overseeing our corporate governance guidelines. The current members of the disclosure and corporate development committee are Messrs. Cairns, who is the committee chair, and Keltner.

6.3	BACKGROUND OF OFFICERS, DIRECTORS AND KEY EXECUTIVES

Tim R. Sensenig is our co-founder, and has served as Chief Executive Officer of the Company, Chairman of the Board, and a director since the inception of the Company, and changed from the position of Chief Executive Officer to Co-Chief Executive Officer of the Company on January 7, 2004. From 1993 to 1998, Mr. Sensenig worked for Donaldson, Lufkin & Jenrette. In May 1998, Mr. Sensenig founded New Meadows Venture Partners, L.P., a venture capital company, and as Managing Director was responsible for Institutional and Private Equity investing in the supply chain software and services marketplace. In June 1999, through New Meadows, Mr. Sensenig co-founded and continues to be Vice Chairman of Global Logistics Technologies, the market leader in supply chain software for transportation management. From January 2002 through February 2004, he served as the managing director of SandPoint Capital, an investment advisory company. In October 2002 through 2004, Mr. Sensenig was the founder and Managing Director of Grayhawk Capital, LLC, a global private equity firm focused on driving market synergies through industry consolidation in the telecom, wireless, software and electronic sectors, where he was responsible for overseeing and coordinating all operations. Mr. Sensenig received a Bachelor of Science degree in Marketing from Penn State University. He has also received certification in Mergers and Acquisitions and Finance and Accounting at Wharton School’s Executive Education Program.

Bernard Asher is our co-founder and has served as President and Treasurer of the Company since January 7, 2004. In 2003, Mr. Asher was a co-founder and Managing Director of Grayhawk Capital, LLC, where he was responsible for sourcing and due diligence of buyout candidates. From January 2001 to December 2002, Mr. Asher was the founder and Managing Director of Tall Trees Capital, LLC, a strategic consulting firm focused on improving revenues for growth companies. In 2000, Mr. Asher held executive management positions, including President, Application Service Provider and Software Products for HotSamba, a provider of hosted business-to-business e-commerce solutions. From 1995 until 1999, he served as President and CEO of Real World Technology, a software company serving the supply chain management industry. From April 1993 until April 1994, Mr. Asher was the President of TomaHawk II, a publicly traded digital imaging company. Mr. Asher received a Bachelor of Science degree in Marketing from the University of Illinois – Champaign-Urbana.

Sherry May has served as our Vice President of Sales since January 7, 2004. From February 2002 to January 2004, she served as Vice President, Sales and Marketing Strategy of Digital Alchemy, a database marketing relationship firm for the hospitality industry. From January 2000 to February 2002, she served as President and CEO for ScheduleMe, a hospitality software company. For ten years prior, Ms. May held numerous sales and management positions for Dow Chemical’s medical markets and Abbott Laboratories’ Hospital Product Division. Ms. May received a Bachelor of Arts degree in Marketing from the University of Miami, Coral Gables, Florida.

Llew Keltner, M.D., Ph.D. has served as a director of our Company since January 7, 2004. Since 1985, Dr. Keltner has been the Chief Executive Officer of EPISTAT, an international pharmaceutical and health care strategy company. He is also the Chairman of Light Sciences Corporation, a company developing light-activated drugs and MetaStat, an oncology drug development firm. Dr. Keltner has designed, built and/or operated over 30 health care firms and his clients have included many national and regional health care agencies and academic institutions. Dr. Keltner received a Master of Science degree in Epidemiology and Biostatics from Case Western Reserve University. He also received a Masters Degree and Ph.D. in Biomedical Informatics from Case Western Reserve University. Dr. Keltner is a member of the American Association of Clinical Chemistry, the American Medical Association and the Drug Information Association.

Bary Bertiger has served as a Co-Chief Executive Officer, Secretary and as a director of our Company since January 7, 2004. Mr. Bertiger recently concluded a 30-year career at Motorola, retiring in 2002 as Senior Vice President and General Manager of Motorola’s Global Telecommunications Sector, after holding that position for three years. Mr. Bertiger was the visionary who architected and developed Iridium, the world’s first global communications center. He has also been involved in a number of acquisitions and growing business entities. Mr. Bertiger holds 13 patents, is a Motorola Distinguished Innovator, and a Dan Noble Fellow. Mr. Bertiger received a Bachelor of Science degree in Electrical Engineering from Stevens Institute of Technology and a Master’s degree in Electrical Engineering from New York University.

David C. Cairns, currently CEO and a board member of Global Logistics Technologies, Inc. since April 2003, is an experienced international business executive with more than thirty years of experience in managing and running large and small multinational high technology companies. Mr. Cairns has been a director of the Company since April 12, 2004. He has held a variety of top management positions with both public and private US, European and Canadian businesses including Northern Telecom, Baan, Marcam and PSI Penta. He has substantial operating experience including building effective organizations; developing customer-focused ‘go-to-market’ strategies and successfully executing international growth plans both internally and through merger & acquisition activity.

Mr. Cairns’ experience includes senior management positions with Northern Telecom Ltd., in Canada and the USA, including Controller of the US subsidiary, Business Development Director of the Switching Group, and Group Finance Director if Information Technology Limited (a diverse information technology group) in England. From 1989 to 1993, he was the CFO of Marcam Corporation (USA), an enterprise applications software company, which went public on the NASDAQ with Hambrecht & Quist and Alex Brown as the leader underwriters.

In late 1993, Mr. Cairns was the CFO of Uniface Holding B.V. (Netherlands) and orchestrated its sale to Compuware at a valuation of $350 million (over 8 times revenues). From 1994 to 1996, he was the Managing Director (Operations) and CFO of Baan Company NV which went public in 1995 on both the NASDAQ and Amsterdam Stock Exchanges. Mr. Cairns secured top industry analyst coverage with Goldman Sachs as co-lead with Morgan Stanley and helped the company achieve a $2 billion market capitalization (approximately 10 times revenues) by the end of their first year.

From May 1999 to September 2000, Mr. Cairns was Chairman and CEO of Martlet Venture Management Ltd., an international investment company, which he grew and sold to Knorr Capital Partners in 2000. Recently, he managed an investment portfolio for an international family trust and provided consulting to technology businesses in Europe, Canada and the USA. From October 2000 to December 2002, he was a board member of Augeo Software B.V., a European market leader for professional services automation software. Additionally, presently since June 2001, Mr. Cairnes has been Chairman of PrismTech Limited, an English private software company. Mr. Cairns holds an MBA from Cranfield University (UK) and is a Fellow of the Chartered Institute of Management Accountants (UK).

6.4	CODE OF ETHICS. The Company has adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) which applies to our principal executive and financial officers and other senior management (including our principal accounting officer, controller and persons performing similar functions). A copy of the Code of Ethics is included as an exhibit to this registration statement. The Company will provide a copy of its Code of Ethics to any person making a request for a copy of the Code of Ethics in writing by first class mail addressed to the President of the Company.

6.5	CONFLICTS OF INTEREST BETWEEN MANAGEMENT

There are no family relationships or understandings between any of the directors and executive officers of the Company. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

7. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

7.1	CAPITALIZATION. The Company only has one class of equity security outstanding, and options to acquire that class of security have been authorized and issued as described herein. The Company’s capitalization as of the date of this Prospectus, and assuming issuance of all Shares subject to this Prospectus is set forth in the table below.

	Class of Security			Percentage of Class (2)
	Common Stock	Options (1)		Common Stock	Common Stock Fully Diluted (2)
Total Authorized (3)	20,000,000	1,781,926		—	—
Pre-Offering
Issued and Outstanding:
Held by all Directors (4)	4,333,534	400,032	(5)	50.6%	51.2%
Held by all Officers (6)	355,000	275,040	(7)	4.1%	6.8%
Held by Others (8)	3,882,571	—		45.3%	42.0%
Total:	8,571,105	675,072		100.0%	100.0%

				Common Stock (9)	Common Stock Fully Diluted (10)
Post Offering
Issuable pursuant to this Offering:
New Distribution Shares	712,770	—		7.7%	6.4%
Optionholder Shares (11)	1,781,926	—		—	—
All current holders assuming closing of this Offering (12)	8,571,105	675,072		92.3%	83.6%
Authorized Options remaining available for issuance		1,106,854			10.0%
Total	11,065,801	1,781,926		100%	100%

(1)	Includes options available for grant under the Company’s Non-Qualified 2004 Stock Option Plan No. 1. As of the date of this registration statement 675,072 options have been granted under the 2004 Stock Option Plan No. 1.

(2)	This percentage is shown with respect to the Common Stock, and also on a fully diluted basis assuming that all options were issued and exercised. With respect to the presentation prior to the consummation of the Offering, the fully diluted percentages assume the exercise of only those options which are issued and then outstanding.

(3)	As of the Company’s Amended Certificate of Incorporation dated January 27, 2004.

(4)	This is the aggregate holdings for all directors of the Company as a group, and includes the holdings of all directors who are also officers of the Company.

(5)	As of October 31, 2004, 75,006 option shares will have vested with the Company’s directors.

(6)	This is the aggregate holdings for all officers of the Company who are not also directors of the Company.

(7)	As of October 31, 2004, 51,570 option shares will have vested with the Company’s officers.

(8)	This includes the holdings of all persons who are not directors or officers of the Company.

(9)	Assumes issuance of all New Distribution Shares.

(10)	With respect to the presentation after the consummation of the Offering, the fully diluted percentages assume the exercise of ALL authorized options and the issuance of all Optionholder Shares.

(11)	Optionholder Shares are not included in the current percentage and diluted ownership analysis as a single line item. The Optionholder Shares are accounted for in the presentation of the issued and authorized options on in this table following the consummation of the Offering.

(12)	This assumes that no current holders acquire New Distribution Shares. New Distribution Shares are accounted for in the dilution analysis separately in this table.

7.2	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The following identifies certain owners of more than 5% of our Common Stock and the amount of their ownership, as of the date of this prospectus including those shares which the shareholder has the right to acquire through the exercise of options by October 31, 2004.

Title of Class	Names and Address of Beneficial Owner	Amount and Nature of Ownership	Percent of Class[1]
Common Stock	Tim R. Sensenig[2] 1420 Whittington Drive Raleigh, NC 27614	3,637,637	42.3%

Common Stock	Investors Insurance Group, Inc.[3] 315 Willowbrook Lane West Chester, PA 19382	1,425,541	16.6%

Common Stock	Sensenig Family Irrevocable Trust dated February 3, 2004[4] 25525 SE Hoffmeister Road Boring, OR 97009	2,102,030	24.5%

[1]	Rounded to the nearest tenth of a percent and calculated as if all options vested through October 31, 2004 have been acquired.

[2]	Mr. Sensenig is a co-founder of the Company as well as Co-Chief Executive Officer, director, and Chairman of the Board of the Company. Currently, Mr. Sensenig owns 3,600,134 shares. Pursuant to Mr. Sensenig’s Option Agreement with the Company, effective January 27, 2004, he has a right to purchase 200,016 shares at a price of $0.02 per share. The options may be exercised prior to the fifth anniversary of the date of the grant in installments for not more than the number of shares which have vested at the rate of 1/48 per month for each month of employment with the Company from January 27, 2004. As of October 31, 2004, 37,503 shares will have vested as reflected in this amount. As of December 31, 2004, 45,837 shares will have vested.

[3]	Investors Insurance Group, Inc., a Florida corporation, is a reporting company under Section 13 or 15(D) of the Securities Exchange Act of 1934, and lists its shares on the OTC BB under ticker symbol “IIGI”. IIGI, which has approximately 2,800,000 million shares outstanding, currently has no active business operation and merely holds various investments. See also “Related Party Transactions” in Section 24.1

[4]	The Sensenig Family Irrevocable Trust by and between Tim R. Sensenig, Grantor and William P. Young, Trustee U/A dated February 3, 2004 (the “Trust”) is an irrevocable trust for the benefit of Tim R. Sensenig’s children. The Trust received its shares from Tim R. Sensenig pursuant to assignment on February 4, 2004. Pursuant to the terms of the Trust, which is governed by the laws of the State of Delaware, Mr. Sensenig irrevocably relinquished all control of the shares to the Trust and can never be named as a Trustee thereunder.

7.3	SECURITY OWNERSHIP OF MANAGEMENT. The following identifies certain management owners of our Common Stock and the amount of their ownership, as of the date of this Prospectus including those shares which the shareholder has the right to acquire through the exercise of options by October 31, 2004.

Title of Class	Names and Address of Beneficial Owner	Amount and Nature of Ownership	Percent of Class[1]
Common Stock	Tim R. Sensenig[2] 1420 Whittington Drive Raleigh, NC 27614	3,637,637[3]	42.3%

Common Stock	Bary Bertiger[4] 23 Clarington Way North Burrington, IL 60010	392,503[5]	4.6%

Common Stock	Llew Keltner, M.D., Ph.D.[6] P.O. Box 8229 Portland, OR 97207	106,500	1.9%

Common Stock	David C. Cairns[7] 521 Leopard Road Berwyn, PA 19312	271,900	3.1%

Common Stock	Tall Trees Capital, LLC[8] 1308 Lake Shore Drive North Barrington, IL 60010	392,503[9]	4.6%

Common Stock	Sherry May[10] 3511 16th Street Kenosha, WI 53144	14,067[11]	0.2%

[1]	Rounded to the nearest tenth of a percent and calculated as if all options vested through August 31, 2004 have been acquired.

[2]	Mr. Sensenig is a co-founder of the Company as well as Co-Chief Executive Officer, director, and Chairman of the Board of the Company.

[3]	Currently, Mr. Sensenig owns 3,600,134 shares. Pursuant to Mr. Sensenig’s Option Agreement with the Company effective January 27, 2004, he has a right to purchase 200,016 shares at a price of $0.02 per share. The options may be exercised prior to the fifth anniversary of the date of the grant in installments for not more than the number of shares that have vested at the rate of 1/48 per month for each month of employment with the Company from January 27, 2004. As of October 31, 2004, 37,503 shares will have vested as reflected in this amount. As of December 31, 2004, 45,837 shares will have vested.

[4]	Mr. Bertiger is the Co-Chief Executive Officer and Secretary of the Company and a director of the Company.

[5]	Currently Mr. Bertiger owns 355,000 shares. Pursuant to Mr. Bertiger’s Option Agreement with the Company effective January 27, 2004, he has a right to purchase 200,016 shares at a price of $0.01 per share. The options may be exercised prior to the tenth anniversary of the date of the grant in installments for not more than the number of shares which have vested at the rate of 1/48 per month for each month of employment with the Company from January 27, 2004. As of October 31, 2004, 37,503 shares will have vested as reflected in this amount. As of December 31, 2004, 45,837 shares will have vested.

[6]	Dr. Keltner is a director of the Company.

[7]	Mr. Cairns is a director of the Company.

[8]	Mr. Asher, a co-founder of the Company as well as the President and Treasurer of the Company, is the sole member of Tall Trees Capital, LLC.

[9]	Currently, Tall Trees Capital, LLC owns 355,000 shares. Mr. Asher, pursuant to his Option Agreement with the Company effective January 27, 2004, has the right to purchase 200,016 shares at a price of $0.01 per share. The options may be exercised prior to the tenth anniversary of the date of the grant in installments for not more than the number of shares that have vested at the rate of 1/48 per month for each month of employment with the Company from January 27, 2004. As of October 31, 2004, 37,503 shares will have vested with Mr. Asher as reflected in this amount. As of December 31, 2004, 45,837 shares will have vested.

[10]	Ms. May is the Vice President of Sales of the Company.

[11]	Currently, Ms. May owns no shares of the Company. Pursuant to Ms. May’s Option Agreement with the Company effective January 27, 2004, she has a right to purchase 75,024 shares at a price of $0.01 per share. The options may be exercised prior to the tenth anniversary of the date of the grant in installments for not more than the number of shares that have vested at the rate of 1/48 per month for each month of employment with the Company from January 27, 2004. As of October 31, 2004, 14,067 shares will have vested as reflected in this amount. As of December 31, 2004, 17,193 shares will have vested.

7.4	STOCK OPTION PLANS

2004 Stock Option Plan No. 1

On January 27, 2004, our Board of Directors adopted the 2004 Stock Option Plan No. 1 (the “Plan”), under which stock options may be granted to such of our employees, officers or directors, consultants or advisors; provided that the class of employees to whom incentive stock options may be granted shall be limited to all employees, as the Board of Directors (or a committee designed by them for this purpose), selects. The Plan was approved by our stockholders on January 27, 2004.

Stock options granted under the Plan may be non-statutory stock options or incentive stock options, as provided in the Plan. Incentive stock options (or statutory stock options) are to be issued in accordance with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). As such, they may only be issued to employees of the Company, and must have an exercise price of no less than 100% of the fair market value of the common stock on the date of the grant, or less than 110% of such fair market value in the case of options granted to a 10% or more shareholder, as defined in the Plan. The aggregate fair market value of the underlying shares cannot exceed $100,000 during any calendar year. Also, incentive stock options must expire no later than ten years (five years for 10% or more shareholders) from the date of the grant. Non-statutory stock options are not subject to the restrictions contained in Section 422 of the Code. All options under the Plan are non-transferable and may not be assigned except by will or the laws of descent and distribution, provided, however, that non-statutory options may be transferred pursuant to a qualified domestic relations order. Upon termination of the employment, death or disability, the Board of Directors shall determine the period of time which an optionee may exercise a non-statutory option but the optionee of an incentive stock option shall have 90 days following such termination or death, or one year if such termination results from the optionee’s disability (within the meaning of Section 22(e)(3) of the Code). Holders of options under the Plan have no voting or other rights as shareholders except and to the extent that they exercise their options and are issued the underlying shares. Options under the Plan may be exercised by the payment of the exercise price by delivery of cash or a check in an amount equal to the exercise price of such options, or, to the extent provided in the applicable option agreement, on a cashless basis by delivery of shares of common stock already owned by the optionee having a fair market value equal in amount to the exercise price of the options being exercised, or by any other means which the Board of Directors determines (including, without limitation, by delivery of a promissory note.) The fair market value of the shares or other non-cash consideration which may be delivered upon the exercise of an option shall be determined by the Board of Directors.

As a condition of the grant of an option under the Plan, each recipient of an option shall execute an option agreement in a form not inconsistent with the Plan as may be approved by the Board of Directors. Such option agreements may differ among recipients. The optionee may be required to give written investment assurances and each option is subject to compliance with securities laws. The Board of Directors may include additional provisions in the option agreements covering options granted under the Plan, including, without limitation, vesting provisions, restrictions on transfer, repurchase rights, commitments to pay cash bonuses, to make, arrange for or guaranty loans or to transfer other property to optionees upon exercise of options provided such additional provisions shall not cause any incentive stock option granted under the Plan to fail to qualify as an incentive stock option within the meaning of Section 422 of the Code.

Subject to adjustment for recapitalizations and related transactions, the maximum number of shares of Common Stock which may be issued and sold under the Plan is 1,781,926, of which 1,000,000 shall be designated incentive stock option shares. The maximum number of shares with respect to which options may be granted to any employee shall not exceed 500,000 in any calendar year. For more information regarding the 2004 Stock Option Plan No. 1, please see Exhibit 10.

Currently, 675,072 options are outstanding under the Plan. An option to purchase 200,016 shares of Common Stock has been granted to Bernard Asher (the President and Treasurer of the Company) pursuant to an Incentive Stock Option Agreement effective January 27, 2004 at a price of $0.01 per share. The option may be exercised prior to the tenth anniversary of the grant in installments for not more than the number of shares which have vested at the rate of 1/48 per month for each month of employment with the Company from the date of the grant, January 27, 2004.

An option to purchase 200,016 shares of Common Stock has been granted to Bary Bertiger (Co-CEO of the Company, Secretary and also a director of the Company) pursuant to an Incentive Stock Option Agreement effective January 27, 2004 at a price of $0.01 per share. The option may be exercised prior to the tenth anniversary of the grant in installments for not more than the number of shares which have vested at the rate of 1/48 per month for each month of employment with the Company from the date of the grant, January 27, 2004.

An option to purchase 75,024 shares of Common Stock has been granted to Sherry May (the Company’s Vice President of Sales) pursuant to an Incentive Stock Option Agreement effective January 27, 2004 at a price of $0.01 per share. The option may be exercised prior to the tenth anniversary of the grant in installments for not more than the number of shares which have vested at the rate of 1/48 per month for each month of employment with the Company from the date of the grant, January 27, 2004.

An option to purchase 200,016 shares of Common Stock has been granted to Tim Sensenig (the Co-CEO and Chairman of the Company and also a director of the Company) pursuant to an Incentive Stock Option Agreement effective January 27, 2004 at the price of $0.02 per share. The option may be exercised prior to the fifth anniversary of the grant in installments for not more than the number of shares which have vested at the rate of 1/48 per month for each month of employment with the Company from the date of the grant, January 27, 2004.

For further information on the Incentive Stock Option Agreements, please see Exhibit 10.

8. EXECUTIVE COMPENSATION

8.1	DIRECTOR AND OFFICER COMPENSATION. The members of our board of directors who are not our employees are reimbursed for travel, lodging and other reasonable expenses incurred in attending board and committee meetings. Board members do not receive cash compensation for attending board and committee meetings. The anticipated salaries for our officers and key employees for 2004 are set forth below. Currently, all salaries are accruing but have not yet been paid. The salaries will be paid by the Company at such time as the Company has sufficient income.

SUMMARY COMPENSATION TABLE

Name and Principal Positions	Fiscal Year	Annual Compensation		Long Term Compensation Awards	Bonus		All Other Compensation
Securities Underlying Options (in shares, cumulative)
Salary ($)
Bernard Asher, President and Treasurer	2004 2003	$ $	100,000 -0-	200,016 -0-	$ $	-0- -0-	$ $	-0- -0-
Bary Bertiger, Co-Chief Executive Officer, Secretary, director	2004 2003	$ $	25,000 -0-	200,016 -0-	$ $	-0- -0-	$ $	-0- -0-
David C. Cairns, director	2004 2003	$ $	-0- -0-	-0- -0-	$ $	-0- -0-	$ $	-0- -0-
Llew Keltner, M.D., Ph.D., director	2004 2003	$ $	-0- -0-	-0- -0-	$ $	-0- -0-	$ $	-0- -0-
Sherry May, Vice President of Sales	2004 2003	$ $	50,000 -0-	75,024 -0-	$ $	-0- -0-	$ $	-0- -0-
Tim R. Sensenig, Co-Chief Executive Officer, director, Chairman of the Board	2004 2003	$ $	100,000 -0-	200,016	$ $	-0- -0-	$ $	-0- -0-

8.2

EMPLOYEES AND EMPLOYMENT AGREEMENTS. We have employment agreements with each one of our executive employees. The agreements all continue for an indefinite period unless terminated at any time with or without cause at our option or the option of the executive, subject to the termination and severance terms of the employment agreements.

Termination with cause includes termination for, among other events, conviction of a felony or a crime involving moral turpitude and repeated and persistent gross or willful misconduct, fraud or gross dishonesty, if the latter pertain to the executive’s employment. In the event of an executive’s termination by the company without cause, constructive termination, as it is defined in the agreement, or in the case of the executive’s death or disability, the executive will receive a $1,000,000 ($5,000,000, in the case of Tim R, Sensenig) dollar lump sum payment.

The agreements provide a base salary and performance bonus as compensation. Base salary shall be payable in accordance with the company’s normal payroll practices and reviewed at least annually. Performance bonuses shall be based upon the extent to which the executive and the company achieve performance objectives to be determined by the parties.

Executives are entitled to participate in employee benefit plans and programs for which they qualify, subject to the terms of the applicable plans and policies. Upon approval by the Board of Directors, executives shall receive term life insurance in an amount equal to the lesser of the amount which can be purchased with $5,000 per year or $1,000,000. Executives may also receive comprehensive short and long term disability insurance and will be reimbursed for reasonable out of pocket business expenses.

Under the agreements, each executive is bound to hold in strictest confidence, and not use, subject to the terms of the agreements “confidential information” (as defined in the agreements.) The agreements further provide non-competition provisions for a period of 12 months following termination for any reason.

We anticipate entering into employment agreements with our sales and service personnel on similar terms.

In addition to the foregoing, all of our employees, including officers and directors, must execute our company policy regarding confidentiality of inside information and prohibition of insider trading.

8.3	EXECUTIVE OFFICER COMPENSATION. We did not award or pay compensation to our chief executive officer nor any other employee or officer during fiscal year 2003. For anticipated compensation to our officers and employees in 2004, see Section 8.1. We do not compensate our executive officers with perquisites or other personal benefits.

8.4	EXECUTIVE OFFICER OPTION GRANTS/SARS. The following table provides information concerning options provided to our executive officers pursuant to our 2004 Stock Option Plan No. 1 which was effective January 27, 2004.

Director	Number of Shares Subject to Options (1)	Date of Grant	Percentage of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price	Expiration Date of Options
Bernard Asher	200,016	1/27/2004	29.6%	$0.01	1/27/2014
Bary Bertiger	200,016	1/27/2004	29.6%	$0.01	1/27/2014
Sherry May	75,024	1/27/2004	11.1%	$0.01	1/27/2014
Tim R. Sensenig	200,016	1/27/2004	29.6%	$0.02	1/27/2009

(1)	Options shall vest at a rate of 1/48 per month for each month of employment with the Company from the date of the grant.

(2)	Rounded to nearest tenth of a percent.

9. INDEMNIFICATION OF DIRECTORS AND OFFICERS

For information regarding our indemnification of our directors and officers, please refer to Section 21 below.

10. DESCRIPTION OF SECURITIES; APPLICATION OF CERTAIN PROVISIONS

OF DELAWARE CORPORATION LAW

10.1	DESCRIPTION OF CAPITAL STOCK. Our authorized equity consists of 20,000,000 shares of a single class of Common Stock, having $.01 par value per share. The Company does not have any other class of equity or debt securities authorized or outstanding. There are 8,571,105 shares of Common Stock currently issued and outstanding. We currently have approximately ten holders of record of the Company’s Common Stock. Each share has the following rights:

•	equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the Board of Directors;

•	to share ratably in all of the assets available for distribution to holders of Common Stock up on liquidation, dissolution or winding up of our affairs; and

•	to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Our Common Stock has no preemptive, subscription or conversion rights, or redemption or access to any sinking fund. All shares of Common Stock now outstanding are fully paid for and non-assessable. Holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they choose, and in such event, the holders of the remaining shares will not be able to elect any of our directors. We have not issued debt securities or preferred stock, but there is nothing in our Amended Certificate of Incorporation or our Bylaws that would preclude us from doing so in the future.

As of the date of this Prospectus, we have not paid any cash dividends to our stockholders. The declaration of any future cash dividends will be at the discretion of our Board of Directors and will depend on a number of factors, including our earnings, if any, our capital requirements and financial position, and our general economic conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest our earnings, if any, in our business operations.

10.2	DELAWARE ANTI-TAKEOVER LAW. Certain provisions of Delaware law and our Amended Certificate of Incorporation and Bylaws may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover effect. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company outweighs the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

We will be subject to Section 203 of Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approves the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

•	when the stockholder became an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to the date the business combination is approved by the board of directors, the business combination is authorized at an annual or special meeting of the shareholders.

In general, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our Common Stock.

10.3	BOARD CLASSIFICATION. Our Board of Directors is divided into three classes of directors, as nearly equal in number as possible, with each class serving a staggered term.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors and could also discourage a third-party from making a tender offer or otherwise attempt to obtain control of our company and may maintain the incumbency of our Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of the Board of Directors.

11. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

11.1	NO PRESENT PUBLIC MARKET. There is presently no public market for our Common Stock. We anticipate applying for trading of our stock with the OTCBB upon the effectiveness of our registration statement of which this Prospectus forms a part. However, we can provide investors with no assurance that our Shares will be traded on the OTCBB or, if traded, that a public market will materialize.

11.2	HOLDERS OF OUR COMMON STOCK. As of the date of this registration statement, we had ten registered stockholders.

11.3	REGISTRATION RIGHTS. We have not granted registration rights to our stockholders or to any other persons.

11.4	DIVIDENDS. There are no restrictions in our Articles of Incorporation or bylaws that prohibit us from declaring dividends. The Delaware General Corporation Law Statues, however, provide that directors may declare and pay dividends only either: (1) out of its surplus; or (2) in the case there shall be no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. 8 Del. Code Ann. § 170.

As of the date of this Prospectus, we have not paid any cash dividends to our stockholders. The declaration of any future cash dividends will be at the discretion of our Board of Directors and will depend on a number of factors, including our earnings, if any, our capital requirements and financial position, and our general economic conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest our earnings, if any, in our business operations.

12. FINANCIAL STATEMENTS

The Company’s audited financial statements for the fiscal year ending December 31, 2003, together with the Auditor’s Report dated February 29, 2004 for the fiscal year ending December 31, 2003 are attached hereto at Exhibit 13.1. The Company’s unaudited financial statements for the six months ended June 30, 2004 are attached hereto as Exhibit 13.2.

13. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants since our incorporation in November 2003.

14. DILUTION

The pro forma net tangible book value of our Common Stock as of June 30, 2004, was $121,875, or approximately $0.014 per share. Pro forma net tangible book value per share represents the amount of our stockholders’ equity less intangible assets, divided by 8,571,105 shares of Common Stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of Common Stock in this Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the sale by us of 712,770 shares of Common Stock in this Offering at an assumed initial offering price of $1.80 per share and after deducting the estimated offering expenses and the application of the estimated net proceeds from this Offering, our pro forma net tangible book value as of June 30, 2004 would have been $1,319,861 or $0.129 per share. This represents an immediate increase in net tangible book value of $1,197,986 per share to existing stockholders and an immediate dilution in net tangible book value of $1.658 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$1.800
Pro forma net tangible book value per share as of June 30, 2004	$0.014
Increase per share attributable to new investors	$0.128
Pro forma net tangible book value per share after this offering	$0.142
Dilution per share to new investors	$1.658

The following table sets forth on a pro forma basis as of June 30, 2004, after giving effect to the difference between the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price paid by existing stockholders and by new investors, before deduction of estimated discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	8,571,105	92.3%	$511,340	28.5%	$0.060
New investors	712,770	7.7%	$1,282,986	71.5%	$1.800
Total	9,283,875	100.0%	$1,794,326	100.0%	$0.193

Assuming the New Distribution Shares are purchased in full, the percentage of shares held by existing stockholders will decrease to 92.3% of the total number of shares of Common Stock outstanding after this Offering and the number of shares held by new investors will increase to 7.7%.

As of January 27, 2004, there were options outstanding to purchase a total of 675,072 of shares of Common Stock at a weighted average exercise price of $0.013 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. If all of these options are exercised, the percentage of shares sold by us in this Offering compared to the total number of shares outstanding would decrease from 7.7% to 7.2%, the percentage of consideration paid by investors to us in this Offering compared to the total consideration paid by all investors would decrease from 71.5% to 71.2% and the dilution per share to new investors would increase from $1.656 per share to $1.665 per share.

15. USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from this Offering of the New Distribution Shares at a price of $1.80 per share and the anticipated use of these proceeds. Because we have not conditioned this Offering of the New Distribution Shares on the sale of a minimum number of shares and since this Offering of the New Distribution Shares is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 25%, 50% and 100% of the shares of New Distribution Shares that we are offering. The following represent management’s reasonable estimates and expectations for application of such proceeds at this time. Actual amounts and uses of funds may vary. THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FORM THE SALE OF ANY CURRENT HOLDER SHARES BY ANY SELLING SHAREHOLDER.

	25%	50%	100%
Gross offering proceeds from New Distribution Shares	$32,000	$642,000	$1,283,000
Estimated expenses of the Offerings:		$85,000	$85,000
Legal Expenses		$59,000	$59,000
Accounting Expenses		$20,000	$20,000
Filing Fees	$3,500	$3,500	$3,500
Printing Costs	$2,500	$2,500	$2,500

	25%	50%	100%
Costs of Services		$189,000	$378,000
Hiring and Training		$16,500	$33,000
Research		$25,000	$50,000
Sales and Marketing		$100,000	$200,000
General and Administrative Services		$125,000	$296,000
Software and Hardware		$30,000	$60,000
Working Capital	$26,000	$71,000	$181,000
Total Capital Requirements	$32,000	$642,000	$1,283,000

Working capital is the cost related to operating our office. We estimate that if we should raise 100% of the Offering, the proceeds of the Offering should be sufficient to meet the working capital needs of the Company for a period of one year. Conversely, if we should fail to raise 100% of the Offering, the proceeds of a closing on less than 100% Offering alone will be insufficient to meet the working capital needs of our Company for one year. Currently, the cost to lease our space is $200.00 per month. We estimate that our monthly expenses for telephone and utilities, printing, faxing, Internet service and secretarial services will be approximately $10,000 per month during the immediate term and will increase as our business and operations expand. We have allocated the remaining amounts of working capital for miscellaneous administrative expenses such as office supplies, postage and delivery charges that we may incur during the year. The Officers and Directors of the Company will also receive compensation from the Company. See “8. Executive Compensation.”

While we currently intend to use the proceeds of this Offering substantially in the manner set forth above, we reserve the right to reassess and reassign such us if, in the judgment of our Board of Directors, such changes are necessary or advisable. At present, no material changes are contemplated. Should there be any material changes in the above projected use of proceeds in connection with this Offering, we will issue an amended prospectus reflecting such changes.

16. DETERMINATION OF OFFERING PRICE

The offering price of $1.80 per share of Common Stock and the exercise price for the Company’s options has been arbitrarily determined by us and does not bear any relationship to our assets, book value, net worth, earnings, results of operations or other established valuation criteria. The factors we considered were:

•	our lack of operating history;

•	the proceeds to be raised by this Offering;

•	our relative cash requirements; and

•	the price that we believe a purchaser is willing to pay for our Shares.

17. PLAN OF DISTRIBUTION

17.1	UNDERWRITING AND UNDERWRITING OBLIGATION. The Company does not anticipate engaging an underwriter for the sale or distribution of the Shares at this time. All sales of the Shares will be effected by officers or other representatives of the Company who will not receive any special compensation in connection with such sale or distribution. The Company reserves the right to engage an underwriter in the future for the purpose of offering and selling Shares. Any underwriter will only be engaged upon compliance with requisite disclosure obligations of the Company.

17.2	NEW DISTRIBUTION SHARES. We are registering for sale or distribution a maximum of 712,770 Shares of Common Stock at the initial offering price of $1.80 per share. There is no minimum number of Shares that must be sold in this Offering. There will be no escrow account. All money received from this Offering will be immediately used by us and there will be no refunds. Shares may also be distributed in exchange for non-cash consideration or provided to persons in consideration of services provided to the Company.

The total number of shares of Common Stock we have issued and outstanding is 8,571,105 shares. None of the holders of our shares have made any distribution, transfer or sale of the shares we issued to them except as described in Section 27 below.

(A)	Procedures for Subscribing. If you decide to subscribe for any Shares in this Offering, you must:

•	execute and deliver a subscription agreement; and

•	deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to “Shiwana, Inc.”

(B)	Right to Reject Subscriptions. We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for Shares will be accepted or rejected within 48 hours after we receive them.

17.3	OFFERS BY SELLING SHAREHOLDERS. The Company is registering the Current Holder Shares to permit the Selling Shareholders and their transferees or other successors in interest to offer the shares from time to time.

The shares being offered by the Selling Shareholders will be sold from time to time in one or more transactions (which may involve block transactions):

•	on the OTCBB or on such other market on which the Common Stock may from time to time be trading;

•	in privately-negotiated transactions;

•	short sales; or

•	any combination of the above.

The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price, at negotiated prices or such other price as the Selling Shareholders determine from time to time. The shares may also be sold pursuant to Rule 144. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Shareholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered by this Prospectus will be issued to, or sold by, the Selling Shareholders. The Selling Shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this Prospectus, may be deemed “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Exchange Act”), or the rules and regulations thereunder.

The Selling Shareholders, alternatively, may sell all or any part of the Shares offered by this Prospectus through an underwriter. No Selling Shareholder has entered into an agreement with a prospective underwriter. If a Selling Shareholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revision to this Prospectus.

The Selling Shareholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the Selling Shareholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the Shares.

17.4	LISTING AND TRADING OF SHIWANA COMMON STOCK. Prior to the date of this document, there has not been any established trading market for our Common Stock. Following the consummation of this Offering, we will seek a market maker to sponsor our Common Stock on the OTCBB. Application will then be made by the market maker to list the shares of Shiwana Common Stock on the OTCBB. No market maker has yet undertaken to sponsor our Common Stock on the OTCBB, and there can be no assurance as to the prices at which the our Common Stock will trade, if at all. Until our Common Stock is fully distributed and an orderly market develops, if ever, in our Common Stock, the price at which it trades may fluctuate significantly. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our Common Stock, developments affecting the businesses of Shiwana generally, including the impact of the factors referred to in “Risk Factors” in Section 2 above, investor perception of Shiwana and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our Common Stock.

Shares of Common Stock distributed to Shiwana stockholders will be freely transferable, except for Shares of Shiwana Common Stock received by persons who may be deemed to be “affiliates” of Shiwana under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of Shiwana generally include individuals or entities that control, are controlled by or are under common control with Shiwana, and may include senior officers and directors of Shiwana, as well as principal stockholders of Shiwana. Persons who are affiliates of Shiwana will be permitted to sell their shares of Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 issued under the Securities Act.

If securities are sold for the account of an affiliate, the securities may only be sold in “brokers transactions”, and the amount of securities sold, together with all sales of restricted and other securities of the same class for the account of the person deemed an affiliate within the preceding three months, shall not exceed the greater of:

•	one percent of the shares or other units of the class outstanding, or

•	the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of notice, or

•	the average weekly volume of trading in such securities reported through the consolidated transaction reporting system during the four-week period.

We will endeavor to apply to have our shares of Common Stock listed and traded on the OTCBB. Shiwana, however, cannot give any assurances as to whether it will be successful in having its shares listed on the OTCBB.

18. SELLING SHAREHOLDERS

The Company is registering the Shares, in part, on behalf of the Selling Shareholders and the Company. The Company will pay all costs, expenses and fees related to the registration, including all registration and filing fees, printing expenses, fees and disbursements of its counsel, blue sky fees and expenses.

This Prospectus relates, in part, to the continued offering of 8,571,105 shares of our Common Stock by the persons listed below under the heading “Selling Shareholders” and those individuals who shall exercise option rights to purchase our Common Stock in the future (the “Selling Shareholders”). The Shares offered by the Selling Shareholders were acquired in private placement transactions.

The Selling Shareholders are subject to a Stockholders’ and Investors’ Rights Agreement by and among the Company and the Selling Shareholders, dated April 12, 2004 (the “Stockholders’ and Investors’ Rights Agreement”). Pursuant to the Stockholders’ and Investors’ Rights Agreement, each Selling Shareholder agreed that in connection with any registration of the Company’s Common Stock, upon the request of the Company, not to sell, make short sale of, loan, grant any option for the purchase of, or otherwise dispose of or reduce any risk in any Common Stock (other than those included in this Prospectus) without the prior written consent of the Company generally for such period of time (not to exceed 180 days) from the effective date of such registration as the Company may specify. The Company may impose stop-transfer instructions with respect to the shares of Common Stock subject to the foregoing restriction until the end of said 180 day period.

The Selling Shareholders are offering the Common Stock for their own accounts. Any material relationship between the Company and a Selling Shareholder is identified below in the footnotes to the table of Selling Stockholders. Since options under the 2004 Option Plan No. 1 can only be issued to employees of the Company, all holders of Optionholder Shares will necessarily have a material relationship with the Company.

Selling Shareholders are under no obligation to sell all or any portion of their shares. Particular Selling Shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the Selling Shareholders will sell all of their shares.

Selling Shareholders	Number of Shares Offered Under this Prospectus	Percent of Class(1)
Tim R. Sensenig (2) 1420 Whittington Drive Raleigh, NC 27614	3,600,134	42%
Sensenig Family Irrevocable Trust dated February 3, 2003 (3) 25525 SE Hoffmeister Road Boring, OR 97009	2,102,030	24.5%
Investors Insurance Group, Inc. (4) 315 Willowbrook Lane West Chester, PA 19382	1,425,541	16.6%
Bary Bertiger (5) 23 Clarington Way North Burrington, IL 60010	355,000	4.1%
Llew Keltner, M.D., Ph.D. (6) P.O. Box 8229 Portland, OR 97207	106,500	1.2%
Robert E. Cawthorn 36 South Road Warwick, Bermuda WK02	248,500	2.9%
William Paul Young (7) 25525 SE Hoffmeister Road Boring, OR 97009	35,500	0.4%
Tim O’Donnell 270 Selby Ranch Road #5 Sacramento, CA 95864	71,000	0.8%
David C. Cairns (8) 521 Leopard Road Berwyn, PA 19312	271,900	3.2%
Tall Trees Capital, LLC (9) 1308 Lake Shore Drive North Barrington, IL 60010	355,000	4.1%
TOTAL	8,571,105

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. The percentages have been rounded to the nearest tenth of a percent.

(2)	Mr. Sensenig is a co-founder of the Company as well as Co-Chief Executive Officer, director and Chairman of the Board of the Company.

(3)	The Sensenig Family Irrevocable Trust by and between Tim R. Sensenig, Grantor and William P. Young, Trustee U/A dated February 3, 2004 (the “Trust”) is an irrevocable trust for the benefit of Tim R. Sensenig’s children. The Trust received its shares from Tim R. Sensenig pursuant to an assignment on February 4, 2004. Pursuant to the terms of the Trust, which is governed by the laws of the State of Delaware, Mr. Sensenig irrevocably relinquished all control of the shares to the Trust and can never be named as a trustee thereunder.

(4)	Investors Insurance Group, Inc., a Florida corporation, is a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, and lists its shares on the OTC BB under ticker symbol “IIGI”. IIGI, which has approximately 2,800,000 million shares outstanding, currently has no active business operation and merely holds various investments. See also “Related Party Transactions” in Section 24.1.

(5)	Mr. Bertiger is the Co-Chief Executive Officer and Secretary of the Company and a director of the Company.

(6)	Dr. Keltner is a director of the Company.

(7)	Mr. Young is the trustee of the Sensenig Family Irrevocable Trust. See (3) above.

(8)	Mr. Cairns is a director of the Company.

(9)	Mr. Asher, a co-founder of the Company as well as the President and Treasurer of the Company, is the sole member of Tall Trees Capital, LLC.

The Selling Shareholders may sell their shares to purchasers from time to time directly by and subject to the discretion of the Selling Shareholders. The Selling Shareholders may, from time to time, offer their securities for sale through underwriters, dealers, or agents, who may receive compensation in the form of underwriting discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the securities for whom they may act as agents.

The securities sold by the Selling Shareholders may be sold from time to time in one or more transactions at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale or at prices otherwise negotiated at the time of sale. Such prices will be determined by the Selling Shareholders or by agreement between the Selling Shareholders and any underwriters.

Any underwriters, brokers, dealers, or agents who participate in the distribution of the securities may be deemed to be “underwriters” under the Securities Act, and any discounts, commissions, or concessions received by any such underwriters, dealers, or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. Each Selling Shareholder has advised the Company that the stockholder has not yet entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares.

The Selling Shareholders have agreed to sell the Shares only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the Selling Shareholders’ shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available and has been complied with by the Selling Shareholder.

The sale of the Selling Shareholders’ Shares may be effected from time to time in transactions, which may include block transactions, in:

•	the over-the-counter market;

•	in negotiated transactions; or

•	a combination of such methods of sale or otherwise.

Sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. Selling Shareholders may effect such transactions by selling their securities directly to purchasers:

•	through broker-dealers acting as agents; or

•	to broker-dealers who may purchase shares as principals and thereafter sell the securities from time to time in the market in negotiated transactions or otherwise.

Broker-dealers, if any, may receive compensation in the form of discounts, commissions, or concessions and/or the purchasers from whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise, which compensation as to a particular broker-dealer may exceed customary commissions.

If any of the following events occurs, the Company will amend this Prospectus to include additional disclosure before the Selling Shareholder make offers and sales of their shares:

•	To the extent such securities are sold at a fixed price or by option at a price other than the prevailing market price, such price would be set forth in this Prospectus;

•	If the securities are sold in block transactions and the purchaser wishes to resell, such arrangements would be described in this Prospectus;

•	If the compensation paid to broker-dealers is other than usual and customary discounts, commissions, or concessions, disclosure of the terms of the transaction would be included in this Prospectus.

This Prospectus would also disclose if there are other changes to the stated plan of distribution, including arrangements that either individually or as a group would constitute an orchestrated distribution of the Selling Shareholders’ Shares.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Selling Shareholders’ Shares may not simultaneously engage in market making activities with respect to any securities of the Company for a period of at least two (and up to nine) business days before beginning such distribution. In addition, each Selling Shareholder desiring to sell Shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of the purchases and sales of shares of the Company’ securities by such Selling Shareholders.

The Selling Shareholders and broker-dealers, if any, acting in connection with such sales might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the securities may be deemed underwriting discounts and commissions under the Securities Act.

19. TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Investors Insurance Group, Inc., 315 Willowbrook Lane, West Chester, Pennsylvania 19382. This office can effect transfers and make deliveries of certificates for common shares. See “Related Party Transactions” in Section 24.1.

20. INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements of Shiwana, Inc. as of and for the period ended December 31, 2003 appearing in the Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent accountants, to the extent and for the periods indicated in their report appearing herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s development stage status, and are included in reliance upon such report and upon authority of such Firm as experts in accounting and auditing.

Klett Rooney Lieber & Schorling, 40th Floor, One Oxford Centre, Pittsburgh, Pennsylvania 15219, counsel to Shiwana, has rendered an opinion that the shares of common stock of Shiwana being registered hereunder were, when sold, legally issued, fully paid and nonassessable under the Delaware law.

None of the above experts or counsel have any undisclosed interest in the Company or this Offering.

21. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

Shiwana’s Certificate of Incorporation provides that a director of Shiwana shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to the Shiwana or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

Shiwana’s bylaws provide that the Company shall indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to any proceeding, by reason of the fact that such person was or is an authorized representative of the Company (including a director or officer of the Company or any individual who is or was serving at the request of the Company as a director, officer, employee or agent of another entity), against expenses, liability and loss reasonably incurred by such person in connection with such proceeding to the fullest extent authorized by Delaware General Corporation Law. However, the Company shall indemnify such a person seeking indemnification in connection with a proceeding (or part thereof) that was initiated by such person, only if the proceeding (or part thereof) was authorized by the Company’s Board of Directors. The Company may also provide indemnification to employees and agents of the Company with the same scope and effect by action of its Board of Directors. Additionally, the Company shall, to the fullest extent permitted by Section 145 of Delaware General Corporation Law, indemnify any and all persons whom it shall have the power to indemnify under such section from and against any and all of the expenses, liabilities or other matters referred to in or covered by such section.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to Shiwana’s Certificate of Incorporation, or otherwise, the Company has been advised that in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, the Company, unless in the opinion of counsel the matter has been settled by controlling precedent, will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

22. U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences for holder of our Shares and is based upon current provisions of the Code, Treasury regulations thereunder, existing rulings of the Internal Revenue Service (the “IRS”) and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below.

As used in this summary, a “U.S. Person” is:

•	an individual who is a citizen of the United States or who is a resident in the United States for U.S. federal income tax purposes;

•	a corporation that is organized under the laws of the United States or any state thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust: (1) that is subject to the primary supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used in this summary, a “Non-U.S. Holder” is any person who owns our shares and who is not a U.S. Person.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their respective particular circumstances or that may be relevant to certain holders that may be subject to special treatment under U.S. federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, person who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquire shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the U.S. dollar). This summary does not address certain special rules that apply to Non-U.S. Holders that are “controlled foreign corporations,” “foreign personal holding companies,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax. Furthermore, this summary does not address any aspects of state, local or foreign taxation. This summary is limited to those persons that hold our shares as “capital assets” within the meaning of Section 1221 of the Code. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

If a partnership holds our shares, then the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, then you should consult your tax advisor.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. POTENTIAL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

22.1	TREATMENT OF U.S. HOLDERS

(A)	Dividends on Shares. Any distribution of cash or property (other than our shares or warrants to acquire our shares) received by a U.S. Holder with respect to our shares (including a payment received in a redemption that does not qualify as an “exchange” under Section 302(b) of the Code) will constitute a “dividend” for U.S. federal income tax purposes to the extent of our accumulated or current earnings and profits. Any such distribution that exceed our current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his or her shares and any distribution in excess of such tax basis would give rise to capital gain. Any dividend received by a U.S. Holder that is an individual is currently subject to U.S. federal income tax at a maximum rate of 15%, provided that certain holding period requirements are met. Any dividend received by a U.S. Holder that is itself a corporation may be eligible for a dividends-received deduction under Section 243 of the Code. The rate of the dividends-received deduction is generally 70%. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its shares or it the shares are “debt-financed portfolio stock.”

(B)	Sales of Shares. Upon a sale of our shares (including a redemption that qualifies as an “exchange” under Section 302(b) of the Code), a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized on a sale of shares by a U.S. Holder will be a capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held or is deemed to have held the shares for more than one year at the time of disposition. Any long-term capital gain recognized upon a sale of shares by a U.S. Holder that is an individual is currently subject to U.S. federal income tax at a maximum rate of 15%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

(C)	Backup Withholding and Information Reporting. In general, information reporting requirements will apply to dividends in respect of the shares, or the proceeds received on the sale, exchange, or redemption of shares, paid to U.S. Holders other than certain exempt recipients (such as corporations). Any dividend payment made by us to a U.S. Holder will be subject to backup withholding (at a rate of 28%), unless the U.S. Holder provides to us a certification, under penalties of perjury, of the U.S. Holder’s taxpayer identification number, or the U.S. Holder otherwise establishes an exemption. The requisite certification may be made on an IRS Form W-9. Amounts withheld from a U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the U.S. Holder, and the U.S. Holder may obtain a refund of any amounts withheld which exceeds the U.S. Holders actual U.S. federal income tax liability, provided that the required information is furnished to the IRS.

22.2	TREATMENT OF NON-U.S. HOLDERS

(A)

Dividends on Shares. A dividend received by a Non-U.S. Holder (including a payment received in a redemption that does not qualify as an “exchange” under Section 302(b) of the Code) on our shares will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), unless the dividend income is effectively connected with a United States trade or business conducted by the Non-U.S. Holder (and the Non-U.S. Holder provides us with a properly executed IRS Form W-8ECI certifying such fact). This withholding applies even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding (see “Backup Withholding and Information Reporting” above) with respect to the dividend. Any dividend that is effectively connected with a United States trade or business conducted by the Non-U.S. Holder will be subject to U.S. federal income tax at normal graduated rates (and if the Non-U.S. Holder is a corporation, the dividend may also be subject to an additional branch profits tax). In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to us a properly executed IRS Form W-8BEN or Form W-8IMY prior to the dividend payment. If the Non-U.S. Holder is an entity that is classified for U.S. federal income tax purposes as a partnership, then unless this partnership has entered into a withholding agreement with the IRS, the partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner, and to attach a statement allocating the dividend income among the various partners. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

(B)	Sale of Shares. Any gain or loss recognized by a Non-U.S. Holder upon a sale of shares (including a redemption that qualifies as an “exchange” under Section 302(b) of the Code) will be a capital gain or loss. Any such capital gain will not be subject to U.S. federal income tax, unless: (1) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) we are, or have been during certain periods preceding the disposition, a “United States real property holding corporation” and either our shares are not regularly traded on an established securities market or you have owned more than 5% of our Shares at any time during a specified period. If you are described in clause (1), then you will be subject to tax on the gain derived from the sale under regular graduated United States federal income tax rates and, if you are a foreign corporation, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If you are described in clause (2), then you will be subject to a flat 30% tax on gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). We do not believe we are a “United States real property holding corporation,” and we do not expect to ever become one.

(C)

Backup Withholding and Information Reporting. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to a Non-U.S. Holder and the tax withheld (if any). This information may also be made available to the tax authorities in the Non-U.S. Holder’s country of residence. A Non-U.S. Holder will not be subject to backup withholding on dividends on our shares if the owner of the shares certifies under penalties of perjury that it is not a U.S. Person (such certification may be made on an IRS Form W-8BEN), or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a U.S. office of a U.S. or foreign broker, the payment of the sale proceeds by the broker will be subject to information reporting and backup withholding, unless the owner of the shares provides the certification described above (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a foreign office of a broker, backup withholding is not required. Information reporting is required if: (1) the broker does not have documentary evidence that the holder is not a U.S. Person; and (2) the broker is a U.S. Person or has certain other connections to the United States. Amounts withheld from a

Non-U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the Non-U.S. Holder, and the Non-U.S. Holder may obtain a refund of any amounts withheld which exceed the Non-U.S. Holder’s actual U.S. federal income tax liability, provided that the required information is furnished to the IRS.

(D)	U.S. Estate Tax. Any shares of our Common Stock that are held by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of his or her death generally will be treated as United States situs assets for U.S. federal estate tax purposes and will be subject to U.S. federal estate tax, except as may otherwise be provided by an applicable estate tax treaty between the United States and the decedent’s county of residence. If no U.S. executor has been appointed by the Non-U.S. Holder, depending upon the circumstances, and if no estate tax treaty applies, we may be required to file a U.S. estate tax return on behalf of the Non-U.S. Holder, and pay applicable U.S. estate taxes on his or her behalf.

23. LEGAL PROCEEDINGS

There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought. There is no threatened or pending legal proceeding in which the Company is a party.

24. ORGANIZATION WITHIN LAST FIVE YEARS

24.1	RELATED PARTY TRANSACTIONS. The Company has entered into a Consulting Agreement with Investors Insurance Group, Inc., one of the Company’s shareholders to provide initial transfer agent services and ongoing consulting services to the Company (the “Consulting Agreement”). The Consulting Agreement commenced on January 1, 2004, and is effective for a period of three years. The Company’s annual payment under the Consulting Agreement is $5,000, payable in equal quarterly installments with the first installment due March 31, 2004.

25. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please see Section 24.1 “Related Party Transactions” above.

26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, payable by the registrant in connection with the sale of the Common Stock being registered hereby. The Company will pay all of these expenses, none shall be paid by the Selling Shareholders. All amounts shown are estimates.

SEC registration fee	$3,500
Printing expenses	$2,500
Legal fees and expenses	$59,000
Accounting fees and expenses	$20,000
Transfer agent and registrar fees	$0
Miscellaneous expenses	$0
Total	$85,000

27. RECENT SALES OF UNREGISTERED SECURITIES

Sales of securities within the past three years without registration under the Securities Act were as follows:

(A)	Common Stock.

(i)	Effective as of the Company’s date of incorporation on November 25, 2003, the Company issued 800 shares of Common Stock to Tim R. Sensenig for an aggregate purchase price of $59,000. Adjusting for the Company’s stock split effective January 27, 2004, this represents 5,702,164 shares of Common Stock of the Company. This issuance was made as part of the initial capitalization of the Company. This issuance was made without registration under Section 4(2) of the Securities Act. Mr. Sensenig subsequently transferred 2,102,030 shares of the Common Stock held by him to The Sensenig Irrevocable Trust dated February 3, 2004.

(ii)	Effective as of the Company’s date of incorporation on November 25, 2003, the Company issued 200 shares of Common Stock to Investors Insurance Group, Inc. for an aggregate purchase price of $14,750 via a Promissory Note. Adjusting for the Company’s stock split effective January 27, 2004, this represents 1,425,541 shares of Common Stock of the Company. This issuance was made as part of the initial capitalization of the Company. This issuance was made without registration under Section 4(2) of the Securities Act.

(iii)	On February 4, 2004, the Company issued the following shares of Common Stock to the following investors for a purchase price of $0.01 per share via Promissory Notes. This issuance was made without registration under Section 4(2) of the Securities Act.

(a)	Bary Bertiger – 355,000 shares - $3,550

(b)	Llew Keltner, M.D., Ph.D. – 106,500 shares - $1,065

(c)	Robert E. Cawthorn – 106,500 shares - $1,065

(d)	William Paul Young – 35,500 shares - $355

(e)	Tim O’Donnell – 71,000 shares - $710

(f)	David C. Cairns – 177,500 shares - $1,775

(g)	Tall Trees Capital, LLC – 355,000 shares - $3,550

(iv)	On April 28, 2004, the Company issued the following shares of Common Stock to the following investors for a purchase price of $1.80 per share for cash. This issuance was made without registration under Section 4(2) of the Securities Act.

(a)	Robert E. Cawthorn – 142,000 shares - $255,600

(b)	David C. Cairns – 94,400 shares - $169,920

(B)	Warrants. We have not sold any warrants in the past three years.

(C)	Preferred Stock. We have not sold any shares of preferred stock in the past three years.

(D)	Options. The Company has currently issued 675,072 options pursuant to its 2004 Stock Option Plan No. 1. All shares of Common Stock underlying options which may be issued pursuant to the Company’s 2004 Option Plan are included in this registration statement with the SEC.

(E)	Convertible Obligations. The Company does not have any convertible debt or other instruments outstanding which would be convertible to equity securities of the Company.

28. UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statements to:

(i)	include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	reflect in any prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and

(iii)	include any additional or changed material information on the plan of distribution.

2.	That, for determining liability under the Securities Act, it will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

29. EXHIBITS

The following Exhibits are filed as a part of this Registration Statement, pursuant to Item 601 of Regulation S-B.

Exhibit No.	Document Description

3.1	Articles of Incorporation of Shiwana, Inc., as amended

3.2	Bylaws

5.1	Opinion of Klett Rooney Lieber & Schorling

10.1	Material Contracts — 2004 Stock Option Plan No. 1

10.2	Material Contracts — Option Agreements

10.3	Material Contracts — Consulting Agreement

10.4	Material Contracts — Employment Agreements

13.1	Financial Statements — Fiscal Year Ending December 31, 2003 (Audited)

13.2	Financial Statements — Six Months Ending June 30, 2004 (Unaudited)

23	Consent of McGladrey & Pullen, LLP

99.1	Code of Business Conduct and Ethics

30. AVAILABLE INFORMATION

Shiwana has filed with the SEC a registration statement on Form SB-2 with respect to the Shares of Shiwana common stock to be registered for resale by our stockholders and new distribution shares, as we describe in Section 17 “Plan of Distribution.” This Prospectus does not contain all of the information that is contained in our registration statement on Form SB-2, and the accompanying exhibits. Statements made in this document as to the contents of any contract, agreement or other documents which we discussed in this Prospectus are summaries and not necessarily complete. For each contract, agreement or other documents filed as an exhibit to the registration statement, reference is made to that exhibit and each statement shall be deemed qualified in its entirety by that reference. The registration statement and the exhibits may be inspected and copies at the public reference facilities maintained by the SEC as follows:

•	at the public reference room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549;

•	by writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	from the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy documents and other information regarding issuers that file electronically with the SEC.

After the distribution of the Shares, Shiwana will be required to comply with the reporting requirements of the Securities Exchange Act and, in accordance therewith, to file annual and quarterly reports and current reports of material non-public information and other reports, proxy statements and other information with the SEC. These filings may be inspected and copied at the public reference facilities of the SEC listed above and obtained by mail from the SEC or us. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Shiwana will be required to provide annual reports, containing audited financial statements, to its stockholders in connection with its annual meetings of stockholders, once it becomes a reporting company as a consequence of this registration statement. Our Internet address is www.shiwana.com.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Raleigh, State of North Carolina on August 12, 2004.

SHIWANA, INC.

By:	/s/ TIM R. SENSENIG
Name:	Tim R. Sensenig
Title:	Co-Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Barrington, State of Illinois on August 12, 2004.

SHIWANA, INC.

By:	/s/ BARY BERTIGER
Name:	Bary Bertiger
Title:	Co-Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

		By:	/S/ TIM R. SENSENIG
		Name:	Tim R. Sensenig
		Title:	Co-Chief Executive Officer, Director
Date:

By:	/s/ BARY BERTIGER	By:	/s/ LLEW KELTNER
Name:	Bary Bertiger	Name:	Llew Keltner, M.D., Ph.D.
Title:	Co-Chief Executive Officer, Secretary, Director	Title:	Director
Date:	August 12, 2004	Date:	August 12, 2004

By:	/s/ BERNARD ASHER	By:	/s/ DAVID C. CAIRNS
Name:	Bernard Asher	Name:	David C. Cairns
Title:	President, Treasurer	Title:	Director
Date:	August 12, 2004	Date:	August 12, 2004